SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People’s Republic of China (the “Company”), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

Page
2004 Interim Report	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 13, 2004	By:	/s/ Lu Yiping
		Name:	Lu Yiping
		Title:	Chairman

Contents

2	Important Message

3	Report of the Board of Directors

14	Significant Events

20	Documents for Inspection

21	Financial Highlights

25	Independent Review Report of the International Auditors

26	(A)	Interim Financial Report prepared under International Accounting Standard 34 “Interim Financial Reporting”

26	Consolidated Income Statement

27	Consolidated Balance Sheet

28	Condensed Consolidated Cash Flow Statement

28	Consolidated Statement of Changes in Shareholders’ Equity

29	Notes to the Unaudited Interim Financial Report

38	(B)	Interim Financial Statements prepared under PRC Accounting Rules and Regulations

38	Balance Sheets

40	Income Statements and Profit Appropriation Statements

41	Cash Flow Statements

43	Notes to the Cash Flow Statements

44	Notes to the Interim Financial Statements

85	(C)	Differences between Financial Statements prepared under PRC Accounting Rules and Regulations and Financial Report prepared under IFRS

87	(D)	Supplementary Information for North American Shareholders

90	Corporate Information

2004 Interim Report

IMPORTANT MESSAGE

The Board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report and confirm that there are no material omissions or false or misleading statements in this report.

Mr. Lu Yiping, Chairman, Mr. Rong Guangdao, Vice Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer of the Company and Mr. Hua Xin, Finance Manager of the Company, hereby warrant the authenticity and completeness of the financial report contained in the interim report.

REPORT OF THE BOARD OF DIRECTORS

The following discussion and analysis should be read in conjunction with the Group’s unaudited financial statements and the accompanying notes. The financial information presented in this section is derived from the Group’s unaudited financial report that have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

To All Shareholders

We hereby report the operating results of the Group for the six-month period ended 30 June 2004 (“reporting period”). For the six-month period ended 30 June 2004, the Group’s turnover from principal operations amounted to RMB17,778.1 million (HK$16,752.8 million), an increase of RMB3,639.1 million (HK3,429.2 million) or 25.74% as compared to the same period last year. Profit before tax amounted to RMB1,819.8 million (HK$1,714.9 million), representing an increase of 204.28% as compared to the same period last year. Profit after tax and minority interests amounted to RMB1,520.7 million (HK$1,433.0 million), an increase of 214.16% as compared to the same period last year.

Management Discussion and Analysis

During the first half of 2004, the economy of the People’s Republic of China (“PRC”) maintained relatively rapid growth as a result of an accelerated recovery of the global economy and a favourable macro-economic environment within the PRC. China’s GDP for the first quarter grew strongly by 9.8%. In response to excessive investment in certain industries, the government adopted certain macro-economic control measures, which the Company believes largely succeeded in curbing the trend of an over heating economy in the second quarter. China’s GDP for the first half of the year increased by 9.7% as compared to the same period last year. The recovery of the global economy as well as the continued favourable macro-economic environment in the PRC laid the basis for the development of the petrochemical industry. Output and demand in the petrochemical industry as a whole grew steadily for the first half of the year, with overall growth in product prices and continued expansion of imports and exports. As a result, economic efficiency also increased significantly.

Operating Results

During the first half of 2004, the market prices of the four major categories of products of the Group rose and remained at a high level. Compared to the same period last year, the selling prices of the major products of the Group, namely petroleum products, intermediate petrochemical products, resins and plastics, and synthetic fibres, have all increased by a relatively large magnitude. The prices of certain products have already reached the highest levels seen for recent years. However, the price of crude oil, the major raw material of the Group, has remained at a high level since the beginning of the year and continues to show an upward trend. The Company believes that this is attributable to the fact that demand for crude oil around the world so far this year has greatly exceeded original forecasts, as well as to geopolitical instability in Iraq and certain other oil producing countries in regions such as the Middle East and the depreciation of the US dollar. The weighted average cost of crude oil for the Group was RMB2,131.08 per ton, representing an increase of RMB249.61 per ton or 13.27% as compared to the same period last year.

Given an overall favourable internal and external operating environment, the Group proactively capitalized on market opportunities and focused on production and operations. Costs and expenditures were tightly controlled. Output exceeded production benchmarks and sales exceeded sales benchmarks. As a result, the Group’s efficiency as a whole improved substantially as compared to the same period last year.

During the first half of 2004, the Group processed 4,530,800 tons of crude oil (of which 360,200 tons were processed on a sub-contracted basis), an increase of 407,500 tons or 9.88% as compared to the same period last year, including 79,400 tons of Shengli oil, 4,307,900 tons of imported oil and 143,500 tons of offshore oil. During the first half of the year, the output of ethylene was 481,000 tons, an increase of 4.24% as compared to the same period last year; the output of propylene was 266,200 tons, an increase of 5.75% as compared to the same period last year; the output of plastics and resins was 540,200 tons, an increase of 3.92% as compared to the same period last year; the output of synthetic fibre polymers was 261,400 tons, an increase of 5.23% as compared to the same period last year; and the output of synthetic fibres was 185,100 tons, an increase of 1.82% as compared to the same period last year. In addition to the increase in output, the Group further adjusted its marketing strategies and improved sales and marketing methods to expand sales of its products. The sales to output ratio during the first half of the year reached 100.81%.

The following table sets forth the Group’s sales volumes and net sales, net of sales taxes and surcharges, for the periods indicated:

	For the Six-month periods ended 30 June
	2004			2003
	Sales volume ’000 tons	Net Sales RMB million	% of Total	Sales volume ’000 tons	Net Sales RMB million	% of Total
Synthetic fibres	204	2,406	13.80	192	1,897	13.68
Resins and plastics	708	5,413	31.06	672	4,140	29.86
Intermediate petrochemical products	474	2,272	13.04	505	1,940	13.99
Petroleum products	2,328	5,915	33.95	2,183	5,016	36.18
All others	—	1,422	8.15	—	872	6.29

Total	3,714	17,428	100.00	3,552	13,865	100.00

During the first half of 2004, net sales of the Group amounted to RMB17.428 billion, representing an increase of 25.70% as compared to the same period last year. Net sales of petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibres recorded increases of 17.92%, 17.11%, 30.75% and 26.83%, respectively, as compared to the same period last year. The increases were mainly attributable to a considerable increase in the average selling prices of the products as compared to the same period last year. During the six-month period ended 30 June 2004, the average selling prices (excluding tax) for petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibres of the Group increased by 10.58%, 24.77%, 24.10% and 19.37%, respectively, as compared to the first half of 2003.

The majority of the products manufactured by the Group were sold in eastern China.

The Group’s cost of sales during the first half of 2004 increased by 17.48% to RMB15.097 billion, representing 86.63% of net sales, as compared to the same period last year.

With increases in the average price of crude oil purchased and volume of crude oil processed by the Group, total costs of crude oil processed during the first half of 2004 increased by 15.22% to RMB8,889.8 million, as compared to the same period last year, and accounted for 58.86% of the cost of sales.

Expenses for other ancillary materials amounted to RMB2,579.6 million during the first half of 2004. This was a considerable increase over the same period last year, primarily attributable to an increase in purchases of intermediate petrochemical raw materials to fulfil production requirements. Depreciation expenses and maintenance costs of the Group amounted to RMB935.1 million and RMB377.0 million, respectively, for the six-month period ended 30 June 2004, representing slight increases as compared to the same period last year. In addition, fuel and power expenses of the Group amounted to RMB357.3 million, which was similar to the amount for the same period last year.

Selling and administrative expenses amounted to RMB228.6 million during the first half of 2004, which was similar to the amount for the first half of 2003.

Other operating expenses amounted to RMB194.2 million for the first half of 2004, an increase of RMB165.0 million as compared to the same period last year. The increase was mainly due to employee reduction expenses of RMB86.7 million for the first half of 2004 (for the first half of 2003: Nil).

Financing costs during the first half of 2004 decreased by 14.94% to RMB171.5 million as compared to the same period last year, which was mainly attributable to a decrease in total bank borrowings of the Group, and an increase in the proportion of foreign currency borrowings that generally bear a lower interest rate than Renminbi borrowings.

Net profit after tax of the Group for the first half of 2004 amounted to RMB1,520.7 million, representing an increase of 214.16%, as compared to RMB484.1 million for the first half of 2003.

Liquidity and Capital Resources

During the first half of 2004, net cash inflow from the Group’s operating activities amounted to RMB1,510.5 million, an increase of RMB224.5 million as compared to the same period last year. As a result of the significant increase in profit before tax, profit before tax and depreciation expenses contributed an operating cash inflow of RMB2,754.8 million to the Group, an increase of RMB1,252.1 million as compared to the same period last year. An increase in inventory at the end of the reporting period contributed to an increase in cash outflow of RMB197.5 million (as compared to an increase in cash outflow of RMB45.9 million in the same period last year due to an increase in inventory as at the end of that period). A change in the balance of trade creditors, other creditors and bills payable at the end of the reporting period accounted for an increase of cash outflow of RMB46.7 million (as compared to an increase in cash outflow of RMB101.1 million in the same period last year). Increase in the balance of debtors, bill receivables and deposits at the end of the reporting period accounted for a decrease of cash inflow of RMB540.4 million (compared to a cash inflow decrease of RMB22.0 million as a result of the increase in such balances at the end of the same period last year). A change in the balance of receivables from the parent company and fellow subsidiaries of the Company accounted for an increase in cash outflow of RMB263.1 million (compared to a cash outflow decrease of RMB61.4 million as a result of the change in such balances at the end of the same period last year).

Borrowings

The Group’s long-term borrowings were mainly used for capital expenditure. The Group arranges its long-term borrowings according to its capital expenditure plan and, in general, there is no seasonality in borrowings. Short-term borrowings were used to satisfy the working capital requirements arising from normal production operations of the Group. The total amount of the Group’s borrowings decreased by RMB656.4 million from the beginning of this year to RMB8,125.1 million, including an increase in short-term borrowings of RMB162.6 million and a decrease in long-term borrowings of RMB819.0 million.

As of 30 June 2004, the Group’s contingent liabilities amounted to RMB108.5 million in respect of guarantees issued to banks in favour of the Group’s associates and other non-listed companies. In addition, the Company’s guarantees issued to the Company’s consolidated subsidiaries amounted to RMB1,223.3 million. Guarantees issued to banks in favour of associates, other non-listed companies and consolidated subsidiaries are given to the extent of the Group’s and Company’s respective equity interest in these entities.

Exchange Rate Fluctuations

The Group imports its major raw materials (crude oil) mainly through Sinopec Corp. and also exports a portion of its petroleum products through China Petroleum & Chemical Corporation. Therefore, any fluctuations in exchange rates will indirectly affect the prices of raw materials and the Group’s petroleum products, which in turn impact the profitability of the Group. In addition, as part of the debts of the Group is denominated in foreign currencies, fluctuations in the relevant exchange rates will affect the financing expenses and consequently the profitability of the Group.

Capital Expenditure

During the first half of 2004, the Group’s capital expenditure amounted to RMB818.9 million, which comprised primarily the polyester 1# resin technical upgrade project and the 1# atmosphere and vacuum distillation facility upgrade project. In addition, in the second half of the year, the Group plans to undertake a 12,000-ton per year industrial polyester filament plant expansion project, an expansion project for the PTA facility to 400,000 tons per year, a new pipeline project for the mutual supply of materials between the Company and Shanghai Secco Petrochemical Company Limited, a new 380,000-ton per year ethylene glycol project and other technical upgrade and investment projects. The Group’s planned capital expenditures can be financed by cash inflow from operating activities and available bank loans.

During the reporting period, the Group continued to participate in the activities of Shanghai Secco Petrochemical Company Limited, a joint venture with China Petroleum & Chemical Corporation and BP Chemicals East China Investments Limited. As at 30 June 2004, the Group had invested RMB919.1 million to such joint venture.

Debt-equity Ratio

The debt-equity ratio of the Group was 33.73% as at 30 June 2004 (30 June 2003: 37.50%). The ratio is computed by total borrowings divided by the sum of total borrowings and shareholders’ equity.

Employees

As at 30 June 2004, the number of employees of the Company was approximately 29,805.

The staff costs of the Group for the reporting period were RMB542.0 million.

Disclosure required by the Listing Rules

In compliance with Paragraph 40 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that, save as disclosed herein, there has been no material change in the current information regarding the Company in relation to those matters set out in Paragraph 32 of Appendix 16 to the Listing Rules from the information in relation to those matters disclosed in the Annual Report 2003 of the Company.

Market Outlook and Business Plan for the Second Half of the Year

For the second half of 2004, it is expected that growth in the global and the PRC economies will remain steady and the petrochemical industry as a whole will maintain a strong development trend. Crude oil prices in the international market are expected to remain at high levels as a result of the recovery of the global economy, continued increase in demand, as well as the geopolitical instability in oil producing countries such as those in Middle East. Such high crude oil prices in turn will provide continued support for the prices of petrochemical products. As a result of high crude oil prices and a booming petrochemical cycle, the petrochemical industry should maintain its strong development trend and corporate operating results should remain strong. In view of the above, the Group will place emphasis on the implementation of following areas in the second half of 2004:

(I)	To focus on long-term operational stability of production equipment, continue to implement production optimization and cost reduction, and to devote efforts to expanding output so as to fulfill the market demand.

(II)	To capitalize on market opportunities, timely adjust sales and marketing strategies and effectively control operational risks.

(III)	To accelerate technological advancement and work on the next round of development and to continue with internal reforms such as staff redirection and reduction, so as to enhance the competitiveness of the Group.

(IV)	To use its best endeavours in the establishment of the ERP project, strictly implement corporate internal control measures and to further the Group’s management standardization.

Summary of segmental results (prepared under PRC Accounting Rules & Regulations)

	Income from principal operations (RMB’000)	Cost of sales (RMB’000)	Gross profit margin (%)	Increase/ decrease of income from principal operations compared to the same period last year (%)	Increase/ decrease of cost of sales compared to the same period last year (%)	Increase/ decrease of gross profit margin compared to the same period last year (%)
By segment
Synthetic fibres	2,417,891	2,193,799	9.27	26.93	17.09	7.62
Resins and plastics	5,442,159	4,342,349	20.21	30.87	16.26	10.02
Intermediate petrochemicals	2,290,996	1,582,029	30.95	17.48	9.61	4.96
Petroleum products	6,201,821	5,174,371	16.57	18.34	12.79	4.11
All others	1,425,270	1,286,869	9.71	61.03	70.51	-5.02
Including:
Connected transactions	7,103,407	5,894,109	17.02	45.80	30.78	9.52

Price-setting principles of connected transactions	The Board of Directors of the Company believes that the above connected transactions were entered into in the normal course of business and were conducted on normal commercial terms or in accordance with the terms of the relevant agreements. The above transactions were confirmed by the Company’s independent non-executive Directors.

During the reporting period, the Group made sales to the controlling shareholder and its subsidiaries totalling RMB7,103,407,000.

Analysis of the geographical segments for the principal operations

Region	Income from principal operations (RMB’000)	Increase/ decrease in income from principal operations compared to the same period of last year (%)
Eastern China	16,554,583	33.48
Other regions in China	1,201,413	37.77
Exports	22,141	-97.44

During the reporting period, there was no significant change to the geographical segments for the principal operations of the Group as compared to the same period in 2003.

Warning on any possibility of the accumulated net profit forecast for the period from the beginning of the year to the end of the next reporting period turning into a loss or any material change in relation to such forecast as compared to the same period last year and the reasons thereof

In accordance with developments in the Group’s business, it is expected that the results of operations of the Company between January and September of 2004 will increase significantly compared to the same period last year.

Share Capital and Major Shareholders

1.	Change of Share Capital

During the reporting period, there was no change to the Company’s share capital structure.

2.	Number of shareholders at the end of the reporting period

At 30 June 2004, the share capital of the Company totalled 7.2 billion shares, which were held by 149,339 shareholders, with 145,586 of them being holders of A shares and 3,753 of them being holders of H shares.

3.	Shareholding of major shareholders

Top Ten Shareholders as at the end of the reporting period as follows:

Name of shareholders (full name)	Increase / decrease during the period	Number of shares held at end of the period	Percentage of total share capital (%)	Type of shares (circulating/ non-circulating)	Number of shares pledged or frozen	Type of shareholders (domestic shareholders or foreign shareholders)
China Petroleum & ChemicalCorporation	—	4,000,000,000	55.56	Non-circulating	Nil	State-owned Person Shareholder

HKSCC Nominees Ltd.	21,560,000	1,914,577,857	26.59	Circulating	Nil	Foreign Shareholder

Hongkong & Shanghai Banking Corporation (Nominees) Limited	284,000	355,584,000	4.94	Circulating	Nil	Foreign Shareholder

Bank of China - Haifutong Income Growth Securities Investment Fund	Not available	21,373,613	0.30	Circulating	Nil	Legal Person Shareholder

Commercial Bank of China - Guolian Andesheng Small Cap Selected Securities Investment Fund	Not available	20,655,535	0.29	Circulating	Nil	Legal Person Shareholder

Xinghua Securities Investment Fund	Not available	18,993,254	0.26	Circulating	Nil	Legal Person Shareholder

Commercial Bank of China - Tianyuan Securities Investment Fund	3,167,570	17,084,772	0.24	Circulating	Nil	Legal Person Shareholder

Shanghai Kangli Gong Mao Company	—	16,730,000	0.23	Non-circulating	16,430,000	Legal Person Shareholder

Jingfu Securities Investment Fund	-9,864,829	16,403,726	0.23	Circulating	Nil	Legal Person Shareholder

Haitong Securities Company Limited	Not available	14,010,000	0.19	Circulating	Nil	Legal Person Shareholder

Top Ten Shareholders in Circulation as at the end of the reporting period as follows:

Name of shareholders (full name)	Number of shares in circulation as at 30 June 2004	Type (A, B, H shares or others)
HKSCC Nominees Ltd.	1,914,577,857	H
Hongkong & Shanghai Banking Corporation (Nominees) Limited	355,584,000	H
Bank of China - Haifutong Income Growth Securities Investment Fund	21,373,613	A
Commercial Bank of China - Guolian Andesheng Small Cap Selected Securities Investment Fund	20,655,535	A
Xinghua Securities Investment Fund	18,993,254	A
Commercial Bank of China - Tianyuan Securities Investment Fund	17,084,772	A
Jingfu Securities Investment Fund	16,403,726	A
Haitong Securities Company Limited	14,010,000	A
Bank of Communications - Yifangda 50 Index Securities Investment Fund	12,679,650	A
Commercial Bank of China - Shenwan Paris Shengli Selected Securities Investment Fund	12,460,733	A

Description of any connected relationship or concert party relationship among the top ten shareholders	Among the top ten shareholders of the Company, China Petroleum & Chemical Corporation, the state-owned shareholder, does not have any connected relationship with the other shareholders, and is not a connected party of the other shareholders under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”. Of the above mentioned shareholders, Hongkong & Shanghai Banking Corporation (Nominees) Limited is a nominee company. The Company is not aware of whether or not there are connected relationships among the other shareholders, and whether or not they are acting in concert under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”.

During the reporting period, there has been no change in the controlling shareholder and the de facto controller of the Company and shares held by legal person shareholders holding 5% or more of the Company’s shares, have not been pledged or frozen.

Directors’, Supervisors’ and Senior Management’s Interests in Shares and Substantial Shareholders

1.	Directors, Supervisors and Senior Management and their interests in shares

As at 30 June 2004, the interests held by Directors, Supervisors and senior management in the Company were as follows (Unit: Share):

Name	Position	Number of shares held at the beginning of the period	Number of shares held at the end of the year	Reasons for change
Lu Yiping	Chairman	3,600	3,600	No change
Rong Guangdao	Vice Chairman and President	3,600	3,600	No change
Du Chongjun	Vice Chairman	1,000	1,000	No change
Han Zhihao	Director and Chief Financial Officer	Nil	Nil	No change
Wu Haijun	Director and Vice President	1,500	1,500	No change
Gao Jinping	Director	Nil	Nil	No change
Liu Wenlong	External Director	Nil	Nil	No change
Zhang Baojian	External Director	Nil	Nil	No change
Gu Chuanxun	Independent Director	Nil	Nil	No change
Wang Yongshou	Independent Director	3,600	3,600	No change
Wang Xingyu	Independent Director	Nil	Nil	No change
Chen Xinyuan	Independent Director	Nil	Nil	No change
Dai Shuming	Chairman of Supervisory Committee	Nil	Nil	No change
Zhang Chenghua	Supervisor	Nil	Nil	No change
Zhu Weiyan	Supervisor	Nil	Nil	No change
Zhang Jianjun	External Supervisor	Nil	Nil	No change
Lu Xiangyang	External Supervisor	Nil	Nil	No change
Zhou Yunnong	Independent Supervisor	Nil	Nil	No change
Liu Xiangdong	Independent Supervisor	Nil	Nil	No change
Zhang Zhiliang	Vice President	3,600	3,600	No change
Yin Jihai	Vice President	Nil	Nil	No change
Shi Wei	Vice President	Nil	Nil	No change
Zhang Jianping	Vice President	Nil	Nil	No change
Tang Chengjian	Vice President	Nil	Nil	No change
Zhang Jingming	Company Secretary	Nil	Nil	No change

The shares held by the above people are A shares and represented their personal interests in their capacity as beneficial owners.

2.	Interests and Short Positions of Directors and Supervisors in Shares, underlying Shares and Debentures

Other than as set out above, as at 30 June 2004, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2004, none of the Directors or Supervisors and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

3.	Interests and short positions of substantial shareholders and other persons in shares and underlying shares

As at 30 June 2004, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	(a) Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held	% of issued share capital	% of shareholding in the Company’s total issued H share	Capacity
China Petroleum & Chemical Corporation	4,000,000,000 promoter legal person shares	55.56%	—	Beneficial owner

J.P. Morgan Chase & Co.*	332,837,700 H shares	4.62%	14.28%	Beneficial owner; investment manager; other (lending pool)

*	Such H-shares were held through a nominee.

(b)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at 30 June 2004, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Audit Committee

The audit committee and the management of the Company have reviewed the accounting principles, accounting standards and discussed matters relating to auditing, internal supervising and financial reporting, including the unaudited interim report for the six-month period ended 30 June 2004.

Change of Directors, Supervisors and senior Management

The Company convened the 2003 Annual General Meeting on 18 June 2004 and approved the resignation of Mr. Xu Kaicheng, Mr. Feng Jianping, Mr. Jiang Baoxing and Mr. Li Weichang as Directors of the fourth session of the Board of Directors, Mr. Du Chongjun as Supervisor of the fourth session of the Supervisory Committee. It was also approved at the Annual General Meeting that Mr. Du Chongjun, Mr. Han Zhihao, Mr. Wu Haijun and Mr. Gao Jinping be elected as Directors of the fourth session of the Board of Directors of the Company, Mr. Dai Shuming as Supervisor of the fourth session of the Supervisory Committee of the Company.

Mr. Rong Guangdao and Mr. Du Chongjun were elected as Vice Chairman of the Company at the fourteenth meeting of the fourth session of the Board of Directors on 18 June 2004.

Mr. Dai Shuming was elected as the Chairman of the Supervisory Committee at the tenth meeting of the fourth session of the Supervisory Committee on 18 June 2004.

On 2 July 2004, Mr. Zhang Jianping and Mr. Tang Chengjian were appointed as Vice President of the Company at the fifteenth meeting of the fourth session of the Board of Directors of the Company.

Compliance with Code of Best Practice

Non-executive directors are subject to retirement by rotation at Annual General Meetings in accordance with the articles of association, and are not appointed for specific terms. Other than this, none of the Directors is aware of any information that would reasonably indicate that the Company does not, or during the period, did not comply with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Model Code

The Company has adopted a code of conduct regarding directors’ securities transactions in terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made of the Directors who have confirmed that they have complied with the required standard set out in the Model Code and the Company’s code of conduct regarding directors’ securities transactions throughout the reporting period.

Purchase, Sale or Redemption of Securities

During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities.

SIGNIFICANT EVENTS

A.	Corporate Governance

The Company has strictly complied with relevant requirements of the Company Law, Securities Law, Corporate Governance Principles for Listed Companies, the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange to put forward the advancement of the Company’s system and management, improve the corporate governance structure, strengthen the formulation of the Company’s system in order to enhance the overall image of the Company.

At the Annual General Meeting for 2003, the Company passed a resolution to approve the proposed amendments to the Articles of Association of the Company.

B.	Interim dividend for 2004

The Board of Directors of the Company does not recommend any interim dividend for the six-month period ended 30 June 2004.

C.	2003 Profit Appropriation Plan

The profit appropriation plan for 2003 was approved at the Company’s 2003 Annual General Meeting. A dividend of RMB0.80 (tax included) per 10 shares will be distributed to shareholders, based on the total share capital of 7,200,000,000 shares at the end of 2003. Relevant announcement was published on Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Commercial Daily on 21 June 2004. On 30 June 2003, the Company published the profit appropriation plan for A shares. In respect of the distribution of A-share dividend, the share right registration date was 5 July 2004, ex-dividend date was 6 July 2004. The dividend payment date for social public shares of A shares and H shares was 12 July 2004. Such profit appropriation plan has been implemented as scheduled.

D.	Material Litigation and Arbitration

The Group was not involved in any material litigation or arbitration during the reporting period.

E.	Acquisition and Sale

There was no significant acquisition and sale made by the Company during the reporting period.

F.	Major Connected Transactions

The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) has confirmed that the conditional waivers (the “waivers”) granted to the Company exempting it from certain ongoing disclosure and shareholders’ approval requirements under the Listing Rules in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993 will remain valid upon completion of the reorganisation of China Petrochemical Corporation (“Sinopec”), the former substantial shareholder of the Company.

Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the waivers are carried out between the Company and China Petroleum & Chemical Corporation, and their respective associates. The Stock Exchange has confirmed that these connected transactions will be covered by the waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

The Board believes that the connected transactions entered into during the reporting period were entered into in the ordinary course of business and on normal commercial terms or in accordance with the terms of the agreements governing these transactions.

The connected transactions entered into by the Group during the reporting period are described in detail in Note 29 to the interim financial statements prepared in accordance with PRC Accounting Rules and Regulations.

(a)	Connected debts and liabilities

	Funds provided to the connected parties		Funds provided by the connected parties to the listed company
Connected parties	Transaction amount RMB’000	Balance RMB’000	Transaction amount RMB’000	Balance RMB’000
China Petroleum & Chemical Corporation Material Procurement Department	—	—	57,784	57,784
China Petrochemical Corporation Pipeline Transportation Company	200	97,856	—	—
Other	105,676	70,220	19,699	36,470

Including:	At the end of reporting period, the funds provided by the listed company to the controlling shareholder and its subsidiaries were RMB 6.67 million.

(b)	The following transactions are the significant related party transactions relating to sales and purchases of goods and provision of services that occurred during the period ended 30 June 2004:

Type of transactions	Related parties	Amount RMB’000	Percentage of total amount of the type of transaction %
Sales of products and service fee income	Sinopec Huadong Sales Company	5,123,115	28.82
	China Petroleum & Chemical Corporation and its subsidiaries	2,178,942	12.26
Purchases	China International United Petroleum & Chemicals Co. Ltd. (Unipec)	8,495,125	74.06
	Other fellow subsidiaries of the Company	803,671	7.01
Construction and installation fees	China Petrochemical Corporation & its subsidiaries	68,580	97.32

The Group is of the opinion that the purchases of goods from the above related parties ensure a stable and secure supply of raw materials, and that sales to the above related parties ensure that the Group maintains important sales channels and are therefore beneficial to the Group. The above transaction are carried out at market prices. The construction and installation fees were paid to China Petrochemical Corporation and its subsidiaries strictly in compliance with the respective contracts. These connected transactions do not have any adverse impact on the Group’s profits.

G.	Trust, Sub-contract and Lease Arrangements

During the reporting period, the Company did not enter into any trust, sub-contract or lease arrangements relating to its own assets or the assets of any other company.

H.	Material Contracts

During the reporting period, the Company had no material contracts for which the Company did not perform its obligations.

I.	Guarantees

Guaranteed entities	Date (Agreement signing date)	Guarantee amount (Rmb’000)	Type of guarantee	Guarantee period (years)	Guarantee expired	Guarantee for a connected party
Zhejiang Jin Yong Acrylic Fibre Company Limited	1997.12.21	62,110	Bank Loan	7	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	1998.12.21	14,800	Bank Loan	7	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2003.12.05	50,000	Bank Loan	1	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2002.06.18	24,500	Bank Loan	5	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2003.06.02	105,000	Bank Loan	3	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2004.05.19	50,000	Bank Loan	1	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2004.05.19	40,000	Bank Loan	1	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2002.11.28	110,000	Bank Loan	3	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2003.11.19	14,500	Bank Loan	1	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	2004.01.29	82,766	Bank Loan	1	No	Yes
Shanghai Golden-Phillips Petrochemical Company Limited	2002.11.28	68,100	Bank Loan	2	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	2004.05.09	120,000	Bank Loan	1	No	Yes

Guaranteed entities	Date (Agreement signing date)	Guarantee amount (Rmb’000)	Type of guarantee	Guarantee period (year)	Guarantee expired	Guarantee for a connected party
Shanghai Golden Conti Petrochemical Company Limited	2003.08.28	140,000	Bank Loan	1	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	2004.04.22	30,000	Bank Loan	1	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	2003.09.12	120,000	Bank Loan	1	No	Yes
Shanghai Golden Conti Petrochemical Company Limited	2004.03.16	165,532	Bank Loan	1	No	Yes
Shanghai Jinsen Hydrocarbon Resins Company Limited	2004.03.23	40,000	Bank Loan	3	No	Yes
Hangzhou Jinshan Real Estate Company	2003.09.29	24,800	Bank Loan	1	No	Yes
Jinshan Hotel	2001.12.28	13,250	Bank Loan	5	No	Yes
Others	1999.03.01	56,392	Bank Loan and others	1 to 6	No	Yes

Amount of guarantees signed in first half of 2004 (RMB’000)[1]	42,978
Amount of guarantees as period end (RMB’000)[1]	108,476
Including: Guarantee for connected parties (RMB’000)[1]	108,476
Amount of guarantees to subsidiaries signed by the listed company in first half of 2004 (RMB’000)	498,264
Total amount of guarantee provided by the Group not in compliance with the requirements of (Zheng Jian Fa [2003] No.56)(RMB’000)	1,177,051
Total guarantee amount (RMB’000)	1,331,750
Total guarantee amount as a percentage of net asset value of the Company prepared in accordance with PRC Accounting Rules and Regulations	8%

Note 1:	Exclude the amount of guarantees given by the Company in favour of subsidiaries.

Guarantees issued to banks in favour of subsidiaries are given to the extent of the Company’s respective interest in these entities.

Guarantees issued to banks in favour of associates and other non-listed companies are given to the extent of the Company’s respective equity interest in these entities.

The Group monitors the conditions of the guarantees to identify whether it is probable that a loss has occurred, and recognizes any such losses under guarantees when those losses are estimable. As at 30 June 2004 and 31 December 2003, the Company was of the view it was not probable that it would be required to make payments under the guarantees. Thus, no liability has been accrued for a loss related to the Group’s and the Company’s obligation under the guarantees arrangement.

Note 2:	As at 30 June 2004, the Group and the Company issued guarantees in favour of related parties, in which the Group and the Company held less than 50% shareholdings, and companies (mainly consolidated subsidiaries) of liabilities-assets ratio (total liabilities divided by total assets) of more than 70% amounting to RMB1,177,051,000.

J.	Independent opinions of the Independent Directors on the possession of capital and guarantee by controlling shareholders and other connected parties

In accordance with the “Notice on listed companies’ issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties” (Zheng Jian Fa [2003] No.56) issued by the CSRC, the Independent Directors, Mr Gu Chuanxun, Mr Wang Yongshou, Mr Wang Xingyu and Mr Chen Xinyuan have reviewed the Company’s controlling shareholders and other connected parties in respect of their possession of the Company’s capital and guarantees, and believed that the Company’s controlling shareholders and other connected parties had not been in breach in any material manner of the relevant requirements prescribed by the CSRC notice in respect of possession of the Company’s capital and loan guarantees.

K.	Commitments of the Company or any shareholder with a shareholding above 5% of the total shares in issue

Neither the Company nor any shareholder with a shareholding above 5% of the total shares in issue has disclosed in the designated newspapers or websites any commitment with any party.

L.	Deposits

The Company did not have any designated deposit during the reporting period. As at 30 June 2004, the Company did not have any time deposit which could not be collected upon maturity.

M.	Trust Financial Management

During the reporting period, the amount of trust financial management was nil, the balance of the trust financial management was nil. The balance of overdue unreceivable capital and income was nil.

N.	Auditors

KPMG Huazhen and KPMG were re-appointed as the Company’s domestic and international auditors respectively for the year 2004, as approved at the 2003 Annual General Meeting.

O.	Tax rate

The charge for PRC income tax applicable to the Company is currently calculated at the rate of 15% (2003: 15%). The Company has not received any notice from the Ministry of Finance that the 15% tax rate will not continue to applicable to the Company in the future.

P.	Disclosure

Save as disclosed above, in relation to major events, or discloseable matter referred to in Article 62 of the Securities Law of the PRC, Article 60 of the Provisional Regulations on the Administration of the Issue and Trading of Shares of the PRC and Article 17 of the implementing Rules on the Disclosure of Information by Publicly Listed Companies (Trial Implementation), there was no major event or discloseable matter of the Group during the reporting period.

Q.	Other Important Information

1.	On 16 January 2004, the Company released 2003 result increase announcement, which was published on Shanghai Securities News, China Securities Journal and on the Shanghai Stock Exchange (“SSE”) website www.sse.com.cn accessible by entering the Company’s Code (600688) in the section headed “Listed Companies Information Seach”.

2.	On 26 March 2004, the Company released 2003 Annual Results Announcement, Resolutions of the Tenth Meeting of the Fourth Session of the Board of Directors and Resolutions of the Eighth Meeting of the Fourth Session of the Supervisory Committee and the Notice for the Annual General Meeting for the year 2003, which were published on Shanghai Securities News, China Securities Journal and SSE website.

3.	On 20 April 2004, the Company release results increase announcement for the first quarter of 2004, which was published on Shanghai Securities News, China Securities Journal and SSE website.

4.	On 28 April 2004, the Company released 2004 First Quarter Report and Resolutions of the Eleventh Meeting of the Fourth Session of the Board of Directors, which were published on Shanghai Securities News, China Securities Journal and SSE website.

5.	On 30 April 2004, the Company published the announcement regarding J.P.Morgan Chase & Co. increase shareholding on Shanghai Securities News, China Securities Journal and SSE website.

6.	On 20 May 2004, the Company released the Resolutions of the Twelfth Meeting of the Fourth Session of the Board of Directors and Property Purchase Announcement, which were published on Shanghai Securities News, China Securities Journal and SSE website.

7.	On 21 June 2004, the Company released the Resolutions of 2003 Annual General Meeting, Resolutions of the Fourteenth Meeting of the Fourth Session of the Board of Directors and Resolutions of the Tenth Meeting of the Fourth Session of the Supervisory Committee, which were published on Shanghai Securities News, China Securities Journal and SSE website.

8.	On 30 June 2004, the Company published the 2003 profit appropriation plan in Shanghai Securities News, China Securities Journal and SSE website.

Documents for inspection

The Company’s documents for inspection are ready and complete and comprise the following:

1.	interim report signed by the Chairman of the Company;

2.	financial statements signed and stamped by the Company representative, chief financial officer and head of Accounting Department;

3.	original copies of all documents and announcements of the Company disclosed in newspapers designated by CSRC during the reporting period; and

4.	the Company’s Articles of Association.

The Company has kept all the above documents in the Company’s Company Secretariat Department.

All information as required by the Listing Rules Appendix 16 paragraph 46(1) will be disclosed on the websites of the Hong Kong Stock Exchange and that of the Company.

Address:

The Secretary Office to the Board of Directors, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

Telephone:	(8621) 5794-3143

Fax:	(8621) 5794-0050

Web Site:	http://www.spc.com.cn

E-mail:	spc@spc.com.cn

Financial Highlights

Prepared under PRC Accounting Rules and Regulations (Unaudited)

1.	Major business data for the first half of 2004

Item	RMB’000
Total profit	1,830,339
Net profit	1,531,200
Profit from principal operations	2,848,467
Profit from other operations	75,991
Profit from operations	1,987,054
Investment income	15,653
Non-operating loss, net	(172,368)
Net decrease of cash and cash equivalents	274,511

2.	Major Financial Data and Financial Indicators

	30 June 2004	31 December 2003	Increase/(decrease) compared to the beginning of the year (%)
Current assets (RMB’000)	8,579,497	7,993,651	7.33
Current liabilities (RMB’000)	8,977,421	8,479,655	5.87
Total assets (RMB’000)	28,229,940	27,580,828	2.35
Shareholders’ equity (excluding minority interests) (RMB’000)	16,462,216	15,507,016	6.16
Net asset value per share (RMB)	2.286	2.154	6.13
Adjusted net asset value per share (RMB)	2.281	2.149	6.14

	Six-month periods ended 30 June		Increase/(decrease) compared to the period ended 30 June 2003
	2004	2003
Net profit (RMB’000)	1,531,200	471,680	224.63
Net profit excluding non-recurring items (RMB’000)	1,645,861	482,865	240.85
Earnings per share (RMB)	0.213	0.066	222.73
Adjusted earnings per share (RMB)	0.229	0.067	241.79
Return on net assets (%)	9.301	3.232	187.78
Net cash flows from operating activities (RMB’000)	1,688,101	1,512,763	11.59

Non-recurring items	Amount (RMB’000)
Non-operating income	15,092
Non-operating expenses excluding provision for impairment losses on fixed assets	(153,115)
Written back of provision for impairment losses on investments in previous years	2,659
Tax adjustments for the above items	20,703

Total	(114,661)

3.	Differences between financial statements prepared under PRC Accounting Rules and Regulations and financial report prepared under IFRS

	PRC Accounting Rules and Regulations RMB’000	IFRS RMB’000
Net profit	1,531,200	1,520,725

Explanation of differences: For details, please refer to Section C of the interim financial report.

4.	Return on net assets and earnings per share prepared in compliance with the “Regulation on the preparation of information disclosures by companies publicly issuing securities, No.9” issued by the China Securities Regulatory Commission:

	Return on net assets(%)				Earnings per share(RMB)
	Fully diluted		Weighted average		Fully diluted		Weighted average
	For the six-month periods ended 30 June				For the six-month periods ended 30 June
Profit in reporting period	2004	2003	2004	2003	2004	2003	2004	2003
Profit from principal operations	17.30	10.08	17.82	10.24	0.40	0.20	0.40	0.20
Profit from operations	12.07	4.01	12.43	4.17	0.28	0.08	0.28	0.08
Net profit	9.30	3.23	9.58	3.29	0.21	0.07	0.21	0.07
Net profit excluding non-recurring items	10.00	3.30	10.30	3.36	0.23	0.03	0.23	0.03

Note:	The above indicators were derived from the unaudited figures for the six-month period ended 30 June 2003 and 2004. The weighted average number of shares in issue during the six-month periods ended 30 June 2003 and 2004 was 7,200,000,000. The total number of shares was based on the 7,200,000,000 shares issued as at 31 December 2003 and 30 June 2004.

5.	Various provisions under PRC Accounting Rules and Regulations (RMB’000):

		31 December 2003 RMB’000	Increase for the period RMB’000	Write-off for the period RMB’000	30 June 2004 RMB’000
(1)	Total provision for bad debts	46,487	4,876	—	51,363
	Of which: Trade debtors	39,811	4,876	—	44,687
	Other Debtors	6,676	—	—	6,676
(2)	Total provision for diminution in inventories	68,511	—	(24,395)	44,116
	Of which: Finished goods	3,897	—	—	3,897
	Spare parts and consumables	64,614	—	(24,395)	40,219
(3)	Total provision for impairment losses of long-term investments	31,788	2,900	(2,659)	32,029
	Of which: Long-term equity investments	31,788	2,900	(2,659)	32,029
(4)	Total provision for impairment losses of long-term investments	24,600	34,345	—	58,945
	Of which: plant, machinery, equipment and
	other fixed assets	24,600	34,345	—	58,945

6.	Changes in the financial reporting items

(Details of reporting items with changes of 30% or more, and occupying 5% or more of total assets at the end of reporting period or 10% or more of net profits reported of the Company, together with reasons for the change)

	For the six-month periods ended 30 June		Change (%)	Reasons for change
Item	2004 RMB’000	2003 RMB’000
Profit from principal operations	2,848,467	1,470,606	93.69	Increase in selling prices as compared to the same period last year
Profit from operations	1,987,054	598,904	231.78	Increase in selling prices as compared to the same period last year
Non-operating expenses	187,460	22,423	736.02	Increase in employee reduction expenses and net loss on disposal of fixed assets as compared to the same period last year
Total profit	1,830,339	584,567	213.11	Increase in selling prices as compared to the same period last year
Income tax	258,220	99,512	159.49	Substantial increase in total profit as compared to the same period last year
Net profit	1,531,200	471,680	224.63	Increase in selling prices as compared to the same period last year

	30 June 2004 RMB’000	31 December 2003 RMB’000	Change (%)	Reasons for change
Bills receivable	1,792,536	1,333,093	34.46	As a result of increase in selling prices, more customers used bills to settle debts
Current portion of long-term loans	1,824,873	999,141	82.64	Some long-term loans approach their maturity date which substantially increase the current-portion of long-term loans
Undistributed profits	3,004,096	2,048,896	46.62	Substantial increase in total profit

7.	Changes in shareholders’ equity

Item	Share capital (RMB’000)	Capital reserve (RMB’000)	Surplus reserve (RMB’000)	of which: Statutory public welfare fund (RMB’000)	Undistributed profits (RMB’000)	Total of shareholders’ equity (RMB’000)
At the beginning of the period	7,200,000	2,856,278	3,401,842	978,575	2,048,896	15,507,016
Increase during the period	—	—	—	—	1,531,200	1,531,200
Decrease during the period	—	—	—	—	(576,000)	(576,000)

At the end of the period	7,200,000	2,856,278	3,401,842	978,575	3,004,096	16,462,216

Independent Review Report to the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

For the six-month period ended 30 June 2004

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 26 to 37.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six-month period ended 30 June 2004.

KPMG

Certified Public Accountants

Hong Kong, China, 27 August 2004

A.	Interim Financial Report prepared under International Accounting Standard 34 “Interim Financial Reporting” (see note 1)

Consolidated Income Statement (unaudited)

		Six-month periods ended 30 June
	Note	2004 RMB’000	2003 RMB’000
Turnover	2	17,778,137	14,139,070
Less: Sales taxes and surcharges		(350,253)	(274,512)

Net sales		17,427,884	13,864,558
Cost of sales		(15,097,255)	(12,850,409)

Gross profit		2,330,629	1,014,149
Selling and administrative expenses		(228,604)	(228,624)
Other operating income		100,814	58,031
Other operating expenses
Employee reduction expenses		(86,713)	—
Others		(107,471)	(29,147)

Profit from operations		2,008,655	814,409
Share of losses of associates		(17,392)	(14,745)
Net financing costs		(171,495)	(201,614)

Profit before tax	2,3	1,819,768	598,050
Taxation	4	(258,124)	(100,616)

Profit after tax		1,561,644	497,434
Minority interests		(40,919)	(13,375)

Profit attributable to shareholders		1,520,725	484,059

Basic earnings per share	5	RMB0.211	RMB0.067

The notes on pages 29 to 37 form part of this unaudited interim financial report.

Consolidated Balance Sheet (unaudited)

	Note	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Non-current assets
Property, plant and equipment	7	15,300,564	16,020,104
Construction in progress		900,935	385,373
Interests in associates		1,622,888	1,370,339
Investments		693,099	688,837
Lease prepayments		530,273	540,882
Goodwill		29,139	35,863
Deferred tax assets		52,183	35,660

Total non-current assets		19,129,081	19,077,058
Current assets
Inventories		3,701,750	3,504,259
Trade debtors	8	448,427	472,117
Bills receivable	8	1,409,873	1,214,465
Deposits, other debtors and prepayments		572,053	406,521
Amounts due from parent company and fellow subsidiaries	8	842,951	418,440
Income tax recoverable		146	2,385
Deposits with financial institutions		67,333	165,885
Cash and cash equivalents		1,565,840	1,840,351

Total current assets		8,608,373	8,024,423
Current liabilities
Bank loans		5,632,319	5,444,729
Loans from a fellow subsidiary		105,000	130,000
Trade creditors	9	1,029,461	1,033,107
Bills payable	9	178,980	238,583
Other creditors		1,309,448	776,449
Amounts due to parent company and fellow subsidiaries	9	650,808	780,222
Income tax payable		71,551	78,950

Total current liabilities		8,977,567	8,482,040

Net current liabilities		(369,194)	(457,617)

Total assets less current liabilities		18,759,887	18,619,441
Non-current liabilities
Deferred income		43,283	49,467
Bank loans		2,387,827	3,206,848

Total non-current liabilities		2,431,110	3,256,315
Minority interests		362,166	341,240

Net assets		15,966,611	15,021,886

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		8,766,611	7,821,886

		15,966,611	15,021,886

The notes on pages 29 to 37 form part of this unaudited interim financial report.

Condensed Consolidated Cash Flow Statement (unaudited)

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Cash flows provided from operating activities	1,510,506	1,286,053
Net cash used in investing activities	(952,824)	(1,041,086)
Net cash used in financing activities	(832,193)	(46,099)

Net (decrease)/increase in cash and cash equivalents	(274,511)	198,868
Cash and cash equivalents at the beginning of the period	1,840,351	1,660,531
Effect of exchange rate fluctuations on cash held	—	1,551

Cash and cash equivalents at the end of the period	1,565,840	1,860,950

Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

	Note	Share capital RMB’000	Share premium RMB’000	Reserves (Note 10) RMB’000	Retained earnings RMB’000	Total RMB’000
As at 1 January 2003		7,200,000	2,420,841	2,980,306	1,379,049	13,980,196
Profit attributable to shareholders		—	—	—	484,059	484,059
Dividend	6	—	—	—	(360,000)	(360,000)

As at 30 June 2003		7,200,000	2,420,841	2,980,306	1,503,108	14,104,255

As at 1 January 2004		7,200,000	2,420,841	3,257,418	2,143,627	15,021,886
Profit attributable to shareholders		—	—	—	1,520,725	1,520,725
Dividend	6	—	—	—	(576,000)	(576,000)

As at 30 June 2004		7,200,000	2,420,841	3,257,418	3,088,352	15,966,611

The notes on pages 29 to 37 form part of this unaudited interim financial report.

Notes to the Unaudited Interim Financial Report

1.	Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp”).

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Society of Accountants. KPMG’s independent review report to the Board of Directors is included on page 25.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standards 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board (“IASB”).

The financial information relating to the financial year ended 31 December 2003 included in the interim financial report do not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2003 are available from the Company’s registered office. The Company’s independent auditors have expressed an unqualified opinion on those financial statements in their report dated 26 March 2004.

The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2003 annual financial statements. The 2003 annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the IASB. IFRS includes International Accounting Standards (“IAS”) and related interpretations.

2.	Segment reporting

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Turnover
Manufactured products
Synthetic fibres
External sales	2,417,891	1,904,874
Intersegment sales	34	478

Total	2,417,925	1,905,352
Resins and plastics
External sales	5,442,159	4,158,411
Intersegment sales	15,047	14,028

Total	5,457,206	4,172,439
Intermediate petrochemicals
External sales	2,290,996	1,950,095
Intersegment sales	5,065,567	3,847,506

Total	7,356,563	5,797,601
Petroleum products
External sales	6,201,821	5,240,592
Intersegment sales	447,452	377,199

Total	6,649,273	5,617,791
All others
External sales	1,425,270	885,098
Intersegment sales	1,851,705	1,709,274

Total	3,276,975	2,594,372
Eliminations of intersegment sales	(7,379,805)	(5,948,485)

Consolidated turnover	17,778,137	14,139,070

External sales include sales to other Sinopec Corp group companies.

2.	Segment reporting (continued)

	Six-month periods ended 30 June
Profit before tax	2004 RMB’000	2003 RMB’000
Profit from operations
Synthetic fibres	118,297	12,742
Resins and plastics	768,399	224,555
Intermediate petrochemicals	495,644	274,977
Petroleum products	531,715	237,218
All others	94,600	64,917

Consolidated profit from operations	2,008,655	814,409
Share of losses of associates	(17,392)	(14,745)
Net financing costs	(171,495)	(201,614)

Consolidated profit before tax	1,819,768	598,050

3.	Profit before tax

Profit before tax is arrived at after charging / (crediting):

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Interest on bank loans and advances	185,842	226,082
Less: Amount capitalised as construction in progress	—	(10,619)

Interest expenses, net	185,842	215,463
Cost of inventories	15,097,255	12,850,409
Depreciation and amortisation	945,682	912,838
Net loss on disposal of property, plant and equipment	41,139	2,529
Impairment loss of property, plant and equipment	34,345	—
Amortisation of goodwill	6,724	6,724
Amortisation of deferred income	(6,184)	(6,184)

4.	Taxation

Taxation in the consolidated income statement represents:

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Provision for PRC income tax for the period	284,909	100,524
Deferred tax - origination of temporary differences	(16,523)	92
Tax refund	(10,262)	—

	258,124	100,616

Pursuant to the document “Cai Shui Zi (1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB10,262,000 (period ended 30 June 2003: RMB Nil) during the period relating to the purchase of equipment produced in the PRC for technological improvements.

The charge for PRC income tax is calculated at the rate of 15% (2003: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2004. It is possible that the Company’s tax rate will increase in the future.

5.	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of RMB1,520,725,000 (period ended 30 June 2003: RMB484,059,000) and 7,200,000,000 (period ended 30 June 2003: 7,200,000,000) shares in issue during the period.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

6.	Dividend

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Final dividend in respect of the previous financial year, approved during the period, of RMB0.08 per share (2003: RMB0.05 per share)	576,000	360,000

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2004, a final dividend of RMB 576,000,000 (2003: RMB360,000,000) was declared and approved for the year ended 31 December 2003. The Directors do not recommend the payment of an interim dividend for the period (2003: RMB Nil).

7.	Property, plant and equipment

	2004 RMB’000	2003 RMB’000 (audited)
Cost or valuation
At 1 January	30,521,398	28,642,974
Additions	134,852	221,232
Transfer from construction in progress	168,512	1,576,556
Acquisition of subsidiary	—	508,494
Disposals	(207,293)	(427,858)

At 30 June / 31 December	30,617,469	30,521,398
Accumulated depreciation and impairment losses
At 1 January	14,501,294	12,833,481
Charge for the period / year	935,073	1,850,013
Impairment loss	34,345	24,600
Acquisition of subsidiary	—	104,457
Written back on disposals	(153,807)	(311,257)

At 30 June / 31 December	15,316,905	14,501,294

Net book value
Balance at 30 June / 31 December	15,300,564	16,020,104

8.	Trade accounts receivables

	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Trade debtors	493,114	511,928
Less: Allowance for doubtful debts	(44,687)	(39,811)

	448,427	472,117
Bills receivable	1,409,873	1,214,465
Amounts due from parent company and fellow subsidiaries - trade	842,951	418,440

	2,701,251	2,105,022

8.	Trade accounts receivables (continued)

The ageing analysis of trade accounts receivables (net of allowance for doubtful debts) is as follows:

	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Invoice date:
Within one year	2,666,992	2,070,750
Between one and two years	25,859	28,057
Between two and three years	3,810	3,007
Over three years	4,590	3,208

	2,701,251	2,105,022

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9.	Trade accounts payable

	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Trade creditors	1,029,461	1,033,107
Bills payable	178,980	238,583
Amounts due to parent company and fellow subsidiaries – trade	650,808	780,222

	1,859,249	2,051,912

The ageing analysis of trade accounts payable is as follows:

	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Due within 1 month or on demand	1,683,626	1,685,991
Due after 1 month and within 3 months	175,623	365,921

	1,859,249	2,051,912

10.	Reserve movement

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the period (period ended 30 June 2003: RMB Nil).

11.	Related party transactions

(a)	Most of the transactions undertaken by the Group during the period ended 30 June 2004 have been effected with such counterparties and on such terms as determined by Sinopec Corp, the immediate parent company, and other relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the six-month period ended 30 June 2004, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Purchases of crude oil	8,871,835	7,845,725

(b)	Other transactions between the Group and other related parties during the six-month period ended 30 June 2004 were as follows:

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Sales of products and service fee income	7,302,057	4,872,132
Purchases other than crude oil	426,961	315,820
Insurance premiums paid	46,131	44,821
Net withdrawal of deposits placed with related parties	29,980	165,562
Interest received and receivable	1,231	653
New loans obtained from related parties	25,000	25,000
Loans repaid to related parties	50,000	50,000
Interest paid and payable	3,330	3,472
Transportation fees	2,366	5,624
Construction and installation fees	68,580	153,006

11.	Related party transactions (continued)

(c)	Deposits with related parties

	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Deposits, with maturity within 3 months	233,874	263,854

(d)	Loans with related parties

	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Short-term loans	105,000	130,000

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

12.	Capital commitments

The Group had capital commitments outstanding as at 30 June 2004 and 31 December 2003 not provided for in the financial report as follows:

	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Property, plant and equipment
Contracted but not provided for	931,533	119,990
Authorised by the Board but not contracted for	1,508,240	2,094,840

	2,439,773	2,214,830
Investment
Contracted but not provided for	573,180	858,706
Authorised by the Board but not contracted for	350,000	—

	923,180	858,706

	3,362,953	3,073,536

13.	Contingent liabilities

Contingent liabilities of the Group are as follows:

	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Guarantees issued to banks in favour of:
- associates	40,000	54,600
- other unlisted investment companies	68,476	74,498

	108,476	129,098

Guarantees issued to banks in favour of associates and other unlisted investment companies are given to the extent of the Company’s respective equity interest in these entities. The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2004, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company’s obligation under the guarantees arrangement.

B.	Interim Financial Statements prepared under PRC Accounting Rules and Regulations

Balance Sheets (unaudited)

		The Group		The Company
	Note	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Assets
Current assets
Cash at bank and in hand	3	1,633,173	2,006,236	1,213,555	1,435,735
Bills receivable	4	1,792,536	1,333,093	1,681,466	1,203,651
Trade debtors	5	653,313	597,508	459,768	482,277
Other debtors	6	547,313	401,478	495,471	309,693
Advance payments	7	280,142	179,464	228,216	142,111
Inventories	8	3,673,020	3,475,872	3,164,124	2,990,532

Total current assets		8,579,497	7,993,651	7,242,600	6,563,999
Long-term investments
Long-term equity investments	9	2,371,128	2,090,578	3,746,089	3,379,501
Fixed assets
Fixed assets at cost	10	31,828,772	31,740,428	27,963,551	27,906,284
Less: Accumulated depreciation	10	15,487,730	14,683,112	13,786,744	13,083,483

		16,341,042	17,057,316	14,176,807	14,822,801
Less: Provision for impairment loss on fixed assets	10	58,945	24,600	58,945	24,600

Fixed assets net book value	10	16,282,097	17,032,716	14,117,862	14,798,201
Construction materials	11	28,730	28,387	28,153	27,810
Construction in progress	12	898,069	374,780	858,544	351,480

Total fixed assets		17,208,896	17,435,883	15,004,559	15,177,491
Intangible assets	13	29,139	35,863	29,139	35,863
Deferred tax assets	14(c)	41,280	24,853	39,873	24,853

Total assets		28,229,940	27,580,828	26,062,260	25,181,707

The notes on pages 44 to 84 form part of these unaudited financial statements.

Balance Sheets (unaudited)(continued)

		The Group		The Company
	Note	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	15	3,912,446	4,575,588	3,145,614	3,694,990
Bills payable	16	185,734	265,693	162,328	190,737
Trade creditors	16	1,331,646	1,355,833	1,008,341	1,041,587
Receipts in advance	16	247,615	362,840	171,547	310,961
Wages payable		50,521	51,032	42,067	43,391
Staff welfare payable		66,237	68,335	31,536	30,684
Dividend payable	18	415,729	—	415,729	—
Taxes payable	14(b)	280,892	278,332	259,421	265,227
Other creditors		12,188	9,408	7,626	6,814
Other payables	16	617,331	491,945	565,606	379,518
Accrued expenses	17	32,209	21,508	20,964	13,019
Current portion of long-term loans	19	1,824,873	999,141	1,675,016	755,815

Total current liabilities		8,977,421	8,479,655	7,505,795	6,732,743
Long-term liabilities
Long-term loans	19	2,387,827	3,206,848	2,094,249	2,941,948
Other long-term liabilities	20	40,310	46,069	—	—

Total long-term liabilities		2,428,137	3,252,917	2,094,249	2,941,948

Total liabilities		11,405,558	11,732,572	9,600,044	9,674,691
Minority interests		362,166	341,240	—	—
Shareholders’ equity
Share capital	21	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	22	2,856,278	2,856,278	2,856,278	2,856,278
Surplus reserves of which:	23	3,401,842	3,401,842	3,401,842	3,401,842
Statutory public welfare fund		978,575	978,575	978,575	978,575
Undistributed profits		3,004,096	2,048,896	3,004,096	2,048,896

Total shareholders’ equity		16,462,216	15,507,016	16,462,216	15,507,016

Total liabilities and shareholders’ equity		28,229,940	27,580,828	26,062,260	25,181,707

The notes on pages 44 to 84 form part of these unaudited financial statements.

Income Statements and Profit Appropriation Statements (unaudited)

		Six-month periods ended 30 June
		The Group		The Company
	Note	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Income from principal operations	24	17,778,137	14,139,070	15,705,915	13,333,646
Less: Cost of sales	24	14,579,417	12,393,952	12,838,239	11,812,956
Sales taxes and surcharges	25	350,253	274,512	344,907	261,325

Profit from principal operations		2,848,467	1,470,606	2,522,769	1,259,365
Add: Profit from other operations		75,991	42,458	33,321	37,571
Less: Selling expenses		228,604	228,624	173,472	166,060
Administrative expenses		537,305	476,195	432,845	392,151
Financial expenses	26	171,495	209,341	144,218	195,974

Profit from operations		1,987,054	598,904	1,805,555	542,751
Add: Investment income / (losses)	27	15,653	(1,178)	137,663	33,120
Non-operating income		15,092	9,264	3,699	383
Less: Non-operating expenses	28	187,460	22,423	184,748	21,163

Total profit		1,830,339	584,567	1,762,169	555,091
Less: Income tax	14(a)	258,220	99,512	230,969	83,411
Minority interests		40,919	13,375	—	—

Net profit		1,531,200	471,680	1,531,200	471,680
Add: Undistributed profits at the beginning of the period		2,048,896	1,300,452	2,048,896	1,300,452

Distributable profits to shareholders		3,580,096	1,772,132	3,580,096	1,772,132
Less: Ordinary shares’ final dividend	18	576,000	360,000	576,000	360,000

Undistributed profits at the end of the period		3,004,096	1,412,132	3,004,096	1,412,132

The notes on pages 44 to 84 form part of these unaudited financial statements.

Cash Flow Statements (unaudited)

			Six-month periods ended 30 June
			The Group		The Company
	Note		2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services			21,217,344	16,887,965	18,351,720	15,449,173
Refund of taxes and levies			51,095	—	10,262	—
Other cash received relating to operating activities			2,996	6,577	944	2,790

Sub-total of cash inflows			21,271,435	16,894,542	18,362,926	15,451,963
Cash paid for goods and services			(17,831,752)	(14,288,838)	(15,370,265)	(13,283,474)
Cash paid to and on behalf of employees			(776,398)	(669,031)	(531,462)	(425,934)
Income tax paid			(290,069)	(103,738)	(271,619)	(89,658)
Taxes paid other than income tax			(405,321)	(296,917)	(395,038)	(287,589)
Other cash paid relating to operating activities			(279,794)	(23,255)	(270,830)	(20,335)

Sub-total of cash outflows			(19,583,334)	(15,381,779)	(16,839,214)	(14,106,990)

Net cash flows from operating activities	(a	)	1,688,101	1,512,763	1,523,712	1,344,973
Cash flows from investing activities:
Cash received from disposal of investments			1,457	29,287	—	—
Maturity of time deposits with financial institutions			122,452	84,095	52	26,095
Cash received from investment income			34,138	20,829	65,970	17,931
Cash received from disposal of fixed assets			12,347	11,718	7,526	5,988
Other cash received relating to investing activities			20,100	12,995	15,367	8,657

Sub-total of cash inflows			190,494	158,924	88,915	58,671
Cash paid for acquisition of fixed assets			(819,269)	(910,446)	(761,597)	(844,866)
Cash paid for purchase of investments			(300,492)	(147,129)	(287,705)	(135,795)
Increase in time deposits with financial institutions			(23,900)	(142,435)	—	(26,435)

Sub-total of cash outflows			(1,143,661)	(1,200,010)	(1,049,302)	(1,007,096)

Net cash flows from investing activities			(953,167)	(1,041,086)	(960,387)	(948,425)

The notes on pages 44 to 84 form part of these unaudited financial statements.

Cash Flow Statements (unaudited)(continued)

			Six-month periods ended 30 June
			The Group		The Company
	Note		2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Cash flows from financing activities:
Proceeds from borrowings			3,469,978	3,973,844	2,894,645	3,707,818

Sub-total of cash inflows			3,469,978	3,973,844	2,894,645	3,707,818
Repayment of borrowings			(4,121,907)	(4,017,905)	(3,372,519)	(3,717,190)
Cash paid for dividends, profit distribution and interest			(357,516)	(228,748)	(307,579)	(209,429)

Sub-total of cash outflows			(4,479,423)	(4,246,653)	(3,680,098)	(3,926,619)

Net cash flows from financing activities			(1,009,445)	(272,809)	(785,453)	(218,801)
Effect of foreign exchange rate changes			—	1,551	—	1,551

Net (decrease)/ increase in cash and cash equivalents	(b	)	(274,511)	200,419	(222,128)	179,298

The notes on pages 44 to 84 form part of these unaudited financial statements.

Notes to the Cash Flow Statements

(a)	Reconciliation of net profit to cash flows from operating activities

	Six-month periods ended 30 June
	The Group		The Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Net profit	1,531,200	471,680	1,531,200	471,680
Depreciation	958,425	925,852	842,791	830,589
Loss on disposal of fixed assets	41,139	2,529	42,677	3,100
Provision for impairment losses on fixed assets	34,345	—	34,345	—
Provision for bad debts	4,876	19,225	—	13,640
Financial expenses	165,682	210,195	139,826	197,252
Investment (income)/ losses	(15,653)	1,178	(137,663)	(33,120)
Amortisation of intangible assets	6,724	6,724	6,724	6,724
Deferred tax assets	(16,427)	(1,012)	(15,020)	(1,012)
Increase in inventories	(197,148)	(45,896)	(173,592)	(60,669)
Increase in operating receivables	(766,577)	(111,076)	(727,129)	(33,748)
(Decrease)/ increase in operating payables	(99,404)	19,989	(20,447)	(49,463)
Minority interests	40,919	13,375	—	—

Net cash flows from operating activities	1,688,101	1,512,763	1,523,712	1,344,973

(b)	Net (decrease)/ increase in cash and cash equivalents

	Six-month periods ended 30 June
	The Group		The Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Cash at the end of the period	1,565,840	1,860,950	1,176,122	1,380,478
Less: Cash at the beginning of the period	1,840,351	1,627,551	1,398,250	1,168,200
Less: Cash equivalents at the beginning of the period	—	32,980	—	32,980

Net (decrease)/increase in cash and cash equivalents	(274,511)	200,419	(222,128)	179,298

The notes on pages 44 to 84 form part of these unaudited financial statements.

Notes to the Interim Financial Statements

(Prepared under PRC Accounting Rules and Regulations)

1.	Background of the Company

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex (“SPC”), a State-owned enterprise. SPC was under the direct supervision of China Petrochemical Corporation (“CPC”).

CPC finished its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp”) was established. As a part of the reorganisation, CPC transferred its 4,000,000,000 of the Company’s stated owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. Sinopec Corp became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 9(d) entitled “Long-term equity investments”.

2.	Significant accounting policies

The significant accounting policies adopted in the preparation of the financial statement are in conformity with the “Accounting Standards for Business Enterprises” and “Accounting Regulations for Business Enterprises” and other relevant regulations issued by the Ministry of Finance (“MOF”).

(a)	Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b)	Basis of consolidation

The Group prepared the consolidated financial statements according to “Accounting Regulations for Business Enterprises” and Cai Kuai Zi [1995] No.11 “Provisional regulations on consolidated financial statements” issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those entities held by the Company, directly or indirectly, over 50% of the equity interests (not including 50%), or less than 50% but the Company has the power to effectively control the entities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company holds, directly or indirectly, over 50% of the equity interests or the Company has effective control over the subsidiaries. The effect of minority interests on equity and profit / loss attributable to minority interests are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group’s consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

2.	Significant accounting policies (continued)

(b)	Basis of consolidation (continued)

Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

(c)	Basis of preparation and measurement basis

The Group’s financial statements are prepared on an accrual basis under the historical cost convention, unless otherwise stated.

(d)	Reporting currency and translation of foreign currencies

The Group’s financial statements are prepared in Renminbi. Foreign currencies transactions during the period are translated into Renminbi at exchange rates quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans using to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

(e)	Cash equivalents

Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(f)	Provision for bad debt

Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management’s estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

(g)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Cost of inventories includes the cost of purchase of raw materials, processing and other costs. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using weighted average method. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour and appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs and related taxes necessary to make the sale.

Spare parts and consumables are expensed when being consumed.

Inventories are recorded by perpetual method.

2.	Significant accounting policies (continued)

(h)	Long-term equity investments

The Group’s long-term equity investments in subsidiaries and associates are accounted for using the equity method. Equity method is to recognise the initial investment cost, subsequently adjusted in accordance with the share of shareholders’ equity in respective investee companies. Equity investments difference, which is the difference between investment cost and the share of shareholders’ funds of the investee companies is accounted for as follow.

Any excess of the initial investment cost over the share of shareholders’ equity of the investee is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The amortisation is recognised as investment loss in the income statement in the relevant period.

Any shortfall of the initial investment cost over the share of shareholders’ equity of the investee is recognised in “capital reserve-reserve for equity investment”. Such shortfall is amortised on a straight-line basis if the investment was acquired before the issuance of Cai Kuai [2003] No. 10 “Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)” on 7 April 2003.

An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management.

Long-term investments in entities in which the Group does not have control, joint control or does not exercise significant influence in their management are stated at cost. Investment income is recognised when an investee company declares cash dividend or distributes profit.

Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

Long-term equity investments are valued at the lower of the carrying amount and the recoverable amount. A provision for impairment losses is made when the recoverable amount is lower than the carrying amount.

2.	Significant accounting policies (continued)

(i)	Fixed assets and construction in progress

Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets are adjusted to the revalued amounts accordingly. Construction in progress is stated in the balance sheet at cost or revalued amount less impairment losses.

All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided in respect of construction in progress.

Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

	Useful life	Residual value	Depreciation rate
Land and buildings	15 to 40 years	3%-5%	2.4%-6.5%
Plant, machinery, equipment and others	5 to 26 years	3%-5%	3.7%-19.4%

(j)	Intangible assets

Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. Amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible assets. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

(k)	Impairment loss

The carrying amounts of the Group’s long-lived assets, including long-term equity investments, fixed assets and construction in progress, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows to be generated by the asset are discounted to their present value. The impairment loss is recognised as an expense in the income statement.

2.	Significant accounting policies (continued)

(k)	Impairment loss (continued)

If there is an indication that an impairment loss recognised for an asset in prior years may no longer exist or if there has been a change in the estimates used to determine the recoverable amount, by which the impairment loss is reduced, the impairment loss is reversed. The reversal is recognised as income in the income statement. The reversed amount should not exceed its historical net value.

(l)	Taxations

The principal taxes and the related rates are as follows:

(i)	Income tax

Income tax is the provision for income tax recognised in the income statement for the period using the tax-effect accounting method. It comprises current and deferred tax.

Current tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Pursuant to the relevant PRC tax regulations, the income tax rate applicable to the Company is 15%. Other than those granted with tax concession as set out below, the subsidiaries are subject to income tax at a rate of 33% pursuant to the relevant PRC tax regulations.

The subsidiaries granted with tax concession are set out below:

Name of subsidiaries	Applicable tax rate	Reasons for granting concession
Shanghai Jindong Petrochemical lndustrial Company Limited	15%	Preferential tax rate at Pudong new district

Shanghai Golden-Phillips Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district

Shanghai Jinhua Industrial Company Limited	15%	Preferential tax rate at Pudong new district

Shanghai Golden Way Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district

Shanghai Jinchang Engineering Plastics Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district

SPC Marketing Development Corporation	15%	Preferential tax rate at Pudong new district

2.	Significant accounting policies (continued)

(l)	Taxations (continued)

Deferred tax

Deferred tax is provided under the liability method, for timing differences between the accounting profit before tax and the taxable income arising from the differences in the accounting and tax treatment of income and expenses or losses. When the tax rates change or new types of tax are levied, adjustments should be made to the amounts originally recognised for the timing differences. The enacted tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

Deferred tax assets arising from the tax value of losses, which are expected to be utilised against future taxable income, are set off against the deferred tax liabilities of the same taxpayer and within the same jurisdiction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(ii)	Value-added tax (“VAT”)

The VAT rate applicable to the Group is 17%.

(iii)	Consumption tax

Pursuant to the relevant PRC tax regulations, the Group’s sales of gasoline and diesel oil are subject to the consumption tax at a rate of RMB277.60 per tonne and RMB117.60 per tonne respectively.

(m)	Deferred income

Deferred income is amortised to the income statement on a straight-line basis over 10 years.

(n)	Revenue recognition

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the rendering of services is recognised upon performance of the services.

Interest income is recognised on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

2.	Significant accounting policies (continued)

(o)	Repairs and maintenance expenses

Repairs and maintenance expenses are recognised as expenses in the period in which they are incurred.

(p)	Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(q)	Borrowing costs

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period which brings the assets to their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(r)	Retirement scheme costs

The contributions payable under the Group’s retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 30.

(s)	Profit distribution

Profit distribution is made in accordance with the relevant rules and regulations set out in the Company Law of the PRC and the Articles of Association of the Company and its subsidiaries.

Dividends appropriated to shareholders are recognised in the profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders’ equity on the balance sheet.

(t)	Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

3.	Cash at bank and in hand

The Group’s and the Company’s cash at bank and in hand as at 30 June 2004 are analysed as follows:

	30 June 2004 Exchange rate	The Group			The Company
		Original currency ’000	30 June 2004 RMB’000	31 December 2003 RMB’000 (audited)	Original currency ’000	30 June 2004 RMB’000	31 December 2003 RMB’000 (audited)
Cash in hand
Renminbi			345	247		198	83
Cash at bank
Renminbi			1,327,570	1,648,950		920,620	1,137,368
Hong Kong Dollars	1.0612	34,477	36,587	36,624	34,477	36,587	36,624
United States Dollars	8.2766	4,102	33,951	55,700	2,951	24,424	182
Swiss Francs	6.5581	129	846	861	129	846	861

Cash at bank and in hand			1,399,299	1,742,382		982,675	1,175,118
Deposits at related party (note 29(f))
Renminbi			233,874	263,854		230,880	260,617

Cash at bank and in hand carried in the balance sheet			1,633,173	2,006,236		1,213,555	1,435,735
Less: Time deposits			67,333	165,885		37,433	37,485

Cash and cash equivalents carried in the cash flow statement			1,565,840	1,840,351		1,176,122	1,398,250

Deposits at related party represent bank deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rates.

4.	Bills receivable

	The Group		The Company
	30 June 2004 RMB’000	31 December 2003 RMB’000 (audited)	30 June 2004 RMB’000	31 December 2003 RMB’000 (audited)
Bank bills	1,556,203	1,299,413	1,468,966	1,184,617
Commercial bills	236,333	33,680	212,500	19,034

Total	1,792,536	1,333,093	1,681,466	1,203,651

Bills receivable are due in six months. As at 30 June 2004, there are no significant bills receivable at discount or pledged.

Except for the balances disclosed in Note 29(e), there is no amount due from major shareholders who held 5% or more shareholding included in the balance of bills receivable.

5.	Trade debtors

	The Group
	At 30 June 2004				At 31 December 2003 (audited)
By transaction date	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %
Within 1 year	618,335	88.59	1,281	0.21	564,640	88.60	1,404	0.25
Between 1 and 2 years	28,909	4.14	3,050	10.55	34,664	5.44	6,607	19.06
Between 2 and 3 years	14,617	2.09	10,807	73.93	15,838	2.48	12,831	81.01
Over 3 years	36,139	5.18	29,549	81.76	22,177	3.48	18,969	85.53

	698,000	100.00	44,687		637,319	100.00	39,811

Trade debtors, net	653,313				597,508

	The Company
	At 30 June 2004				At 31 December 2003 (audited)
By transaction date	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %
Within 1 year	434,130	88.09	1,161	0.27	461,433	89.54	1,196	0.26
Between 1 and 2 years	20,998	4.26	2,620	12.48	25,355	4.92	6,352	25.05
Between 2 and 3 years	11,151	2.26	8,820	79.09	13,560	2.63	11,736	86.55
Over 3 years	26,580	5.39	20,490	77.09	15,020	2.91	13,807	91.92

	492,859	100.00	33,091		515,368	100.00	33,091

Trade debtors, net	459,768				482,277

5.	Trade debtors (continued)

Bad debt provision

	The Group		The Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	31 December 2003 RMB’000 (audited)
Balance at 1 January	39,811	43,339	33,091	26,071
Additions for the period / year	4,876	33,644	—	26,393
Provision written off	—	(37,172)	—	(19,373)

Balance at 30 June / 31 December	44,687	39,811	33,091	33,091

The aggregate amount and proportion of five largest trade debtors of the Group at the end of the period / year are shown below:

	At 30 June 2004	At 31 December 2003
Amount (RMB’000)	222,172	170,926
Percentage of total trade debtors	31.83%	26.82%

Except for balances disclosed in Note 29(e), there is no amount due from major shareholders who held 5% or more shareholding included in the balance of trade debtors.

During the period, the Group and the Company had no individually significant write off or write back of doubtful debts which had been fully or substantially provided for in prior years.

6.	Other debtors

	The Group
	At 30 June 2004				At 31 December 2003 (audited)
By transaction date	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %
Within 1 year	490,232	88.49	949	0.19	330,241	80.91	602	0.18
Between 1 and 2 years	15,317	2.76	426	2.78	27,261	6.68	684	2.51
Between 2 and 3 years	9,728	1.76	640	6.58	11,979	2.93	772	6.44
Over 3 years	38,712	6.99	4,661	12.04	38,673	9.48	4,618	11.94

Total	553,989	100.00	6,676		408,154	100.00	6,676

Other debtors, net	547,313				401,478

6.	Other debtors (continued)

	The Company
	At 30 June 2004				At 31 December 2003 (audited)
By transaction date	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %

Within 1 year	458,791	91.79	797	0.17	262,882	83.71	536	0.20
Between 1 and 2 years	9,605	1.92	278	2.89	12,092	3.85	335	2.77
Between 2 and 3 years	733	0.15	44	6.00	7,615	2.42	436	5.73
Over 3 years	30,697	6.14	3,236	10.54	31,459	10.02	3,048	9.69

Total	499,826	100.00	4,355		314,048	100.00	4,355

Other debtors, net	495,471				309,693

Bad debt provision

	The Group		The Company
	2004 RMB’000	2003 RMB’000 (audited)	2004 RMB’000	2003 RMB’000 (audited)

Balance at 1 January	6,676	23,242	4,355	20,130
Additions for the period / year	—	8,852	—	4,355
Provision written off	—	(25,418)	—	(20,130)

Balance at 30 June / 31 December	6,676	6,676	4,355	4,355

The aggregate amount and the proportion of five largest other debtors of the Group at the end of period / year are shown below:

	At 30 June 2004	At 31 December 2003
Amount (RMB’000)	32,649	72,737
Percentage of total other debtors	5.89%	17.82%

Except for balances disclosed in Note 29(e), there is no amount due from major shareholders who held 5% or more shareholding included in the balance of other debtors.

During the period, the Group and the Company had no individually significant write off or write back of doubtful debts which have been fully or substantially provided for in prior years.

7.	Advance payments

All advance payments are aged within one year.

Except for the balances disclosed in Note 29(e), there is no amount due from major shareholders who held 5% or more shareholding included in the balance of advance payments.

8.	Inventories

	The Group				The Company
	At 30 June 2004		At 31 December 2003		At 30 June 2004		At 31 December 2003
	Amount RMB’000	Provision for diminution in value RMB’000	Amount RMB’000 (audited)	Provision for diminution in value RMB’000 (audited)	Amount RMB’000	Provision for diminution in value RMB’000	Amount RMB’000 (audited)	Provision for diminution in value RMB’000 (audited)
Raw materials	1,268,897	—	1,226,324	—	1,112,031	—	1,087,783	—
Work in progress	1,396,559	—	1,188,187	—	1,257,229	—	1,047,292	—
Finished goods	544,485	3,897	612,430	3,897	414,691	1,415	471,260	1,415
Spare parts and consumables	507,195	40,219	517,442	64,614	419,578	37,990	447,997	62,385

Total	3,717,136	44,116	3,544,383	68,511	3,203,529	39,405	3,054,332	63,800

Inventories, net	3,673,020		3,475,872		3,164,124		2,990,532

Provision for diminution in value of inventories is analysed as follows:

	The Group				The Company
	2004		2003		2004		2003
	Finished goods RMB’000	Spare parts and consumables RMB’000	Finished goods RMB’000 (audited)	Spare parts and consumables RMB’000 (audited)	Finished goods RMB’000	Spare parts and consumables RMB’000	Finished goods RMB’000 (audited)	Spare parts and consumables RMB’000 (audited)

At 1 January	3,897	64,614	9,048	17,624	1,415	62,385	5,518	16,313
Additions for the period/year	—	—	1,415	48,145	—	—	1,415	47,227
Written off	—	(24,395)	(6,566)	(1,155)	—	(24,395)	(5,518)	(1,155)

At 30 June / 31 December	3,897	40,219	3,897	64,614	1,415	37,990	1,415	62,385

All inventories were acquired through purchase or production.

	Six-month period ended 30 June
	The Group		The Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Cost of inventories recognised as cost and expenses	14,579,417	12,393,952	12,838,239	11,812,956

9.	Long-term equity investments

	The Group
	lnterests in associates (Note(a)) RMB’000	Equity investment differences (Note(b)) RMB’000	lnterests in non-consolidated subsidiaries (Note(c)) RMB’000	Other unlisted investments (Note(e)) RMB’000	Provision for impairment losses (Note(f)) RMB’000	Total RMB’000
Balance at 1 January 2004	1,691,140	(283,398)	288,230	426,394	(31,788)	2,090,578
Additions for the period	281,418	—	18,274	800	—	300,492
Share of profits less losses from investments accounted for under the equity method	(3,737)	—	—	—	—	(3,737)
Dividends received and receivable	(11,478)	—	(6,449)	(2,005)	—	(19,932)
Disposals for the period	—	—	—	(1,457)	—	(1,457)
Amortisation for the period	—	5,425	—	—	—	5,425
Change in provision	—	—	—	—	(241)	(241)

Balance at 30 June 2004	1,957,343	(277,973)	300,055	423,732	(32,029)	2,371,128

		The Company
		lnterests in associates (Note(a)) RMB’000	Equity investment differences (Note(b)) RMB’000	lnterests in consolidated subsidiaries (Note(d)) RMB’000	Other unlisted investments (Note(e)) RMB’000	Total RMB’000
Balance at 1 January 2004		1,570,040	(283,398)	1,928,473	164,386	3,379,501
Additions for the period		281,418	—	12,677	800	294,895
Share of profits less losses from investments accounted for under the equity method		—	—	120,946	—	120,946
Dividends received and receivable		(11,478)	—	(43,200)	—	(54,678)
Amortisation for the period		—	5,425	—	—	5,425

Balance at 30 June 2004		1,839,980	(277,973)	2,018,896	165,186	3,746,089

9.	Long-term equity investments (continued)

(a)	The particulars of the associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 30 June 2004 are as follows:

		Percentage of equity
Company	Registered capital ‘000	held by the Company %	held by subsidiaries %	Principal activities
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$14,695	—	40	Production of resins products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$20,204	—	50	Production of polypropylene film
Shanghai YaNan Electrical Appliances Company	RMB5,420	—	44	Trading of electrical appliances
XinLian Special Sealings Company	RMB5,000	—	33	Production of special sealing material
Shanghai Secco Petrochemical Company Limited	US$901,441	20	—	Manufacturing and distribution of chemical products
Shanghai Chemical Industry Park Development Company Limited	RMB2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC.

9.	Long-term equity investments (continued)

(b)	Equity investment difference

lnvestments	Initial investment RMB’000	Amortisation period	1 January 2004 RMB’000	Amortisation during the period RMB’000	30 June 2004 RMB’000	Reason
Shanghai Chemical Industry Park Development Co., Ltd	300,000	30years	280,000	(5,000)	275,000	Investment in associate
Shanghai Jindong Petrochemical Industrial Company Limited	8,492	10years	3,398	(425)	2,973	Investment in subsidiary

Total	308,492		283,398	(5,425)	277,973

The “equity investment difference” is amortised on a straight-line basis over 10 and 30 years respectively. The remaining period of amortisation is 4 to 28 years.

(c)	Interests in non-consolidated subsidiaries represent the Company’s interest in these subsidiaries which do not principally affect the results or assets of the Group and, therefore, are not consolidated. These interests are accounted for under cost method.

(d)	The particulars of subsidiaries, all of which are limited companies established and operating in the PRC which principally affected the results or assets of the Group, at 30 June 2004 are as follows:

		Percentage of equity
Company	Registered capital ‘000	held by the Company %	held by subsidiaries %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 800,000	100	—	Investment management
SPC Marketing Development Corporation	RMB 25,000	100	—	Trading in petrochemical products
China Jinshan Associated Trading Corporation	RMB 25,000	80	—	Import and export of petrochemical products and equipment
Shanghai Jinhua Industrial Company Limited	RMB 25,500	—	81.46	Trading in petrochemical products
Shanghai Jindong Petrochemical Industrial Company Limited	RMB 40,000	—	60	Trading in petrochemical products
Shanghai Golden Way Petrochemical Company Limited	US$ 3,460	—	75	Production of vinyl acetate products
Shanghai Jinchang Engineering Plastics Company Limited	US$ 4,750	—	50.38	Production of polypropylene products
Shanghai Golden-Phillips Petrochemical Company Limited	US$ 50,000	—	60	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75	—	Production of acrylic fibre products
Shanghai Petrochemical Enterprise Development Company Limited	RMB 455,000	100	—	Investment management
Shanghai Golden Conti Petrochemical Company Limited	RMB 295,776	—	100	Production of petrochemical products

None of these subsidiaries has issued any debt securities.

9.	Long-term equity investments (continued)

(e)	The Group’s other unlisted investments include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group’s operations. The Group’s share of results attributable to these interests during the period ended 30 June 2004 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for.

(f)	Provision for impairment losses are analysed as follows:

	The Group
	2004 RMB’000	2003 RMB’000 (audited)
Balance at 1 January	31,788	9,658
Provision for the period / year	2,900	25,430
Written back for the period / year	(2,659)	(3,300)

Balance at 30 June / 31 December	32,029	31,788

The recoverable amount of certain individual long-term equity investments were considered lower than their carrying amount. As a result, the management of the Company has made provision for impairment losses of RMB2,900,000 during the period.

9.	Long-term equity investments (continued)

(g)	Major investment changes

At 30 June 2004, details of principal equity investment changes of the Group are as follows:

Name of investee	Investment terms	Percentage of equity interest held by the Group	Balance at 1 January 2004 RMB’000	Addition for the period RMB’000	Share of profits/ (losses) accounted for under the equity method	Amortisation of equity investment differences RMB’000	Dividends received RMB’000	Balance at 30 June 2004 RMB’000
Shanghai Chemical Industry Park Development Company Limited	30 years	38%	652,356	—	—	5,000	(11,478)	645,878
Shanghai Secco Petrochemical Company Limited	50 years	20%	637,684	281,418	—	—	—	919,102
Shanghai Jinpu Plastics Packaging Material Company Limited	30 years	50%	103,000	—	(4,000)	—	—	99,000
Hangzhou Jinshan Real Estate Company	30 years	84%	126,700	—	—	—	—	126,700

No provision for impairment losses was made for the long-term equity investments as set out above.

The above non-consolidated subsidiaries, which the Group has over 50% equity interest are not consolidated as their assets and results of operation have no significant effect on the Group.

(h)	At 30 June 2004, the Group’s proportion of the total investments to the net assets was 14.40% (31 December 2003: 13.48%).

10.	Fixed assets

(a)	The Group

	Land and buildings RMB’000	Plant, machinery, equipment and others RMB’000	Total RMB’000
Cost or valuation:
At 1 January 2004	5,972,018	25,768,410	31,740,428
Additions	246	134,606	134,852
Transferred from construction in progress (Note 12)	11,681	149,104	160,785
Disposals	(3,359)	(203,934)	(207,293)

At 30 June 2004	5,980,586	25,848,186	31,828,772
Accumulated depreciation:
At 1 January 2004	2,761,262	11,921,850	14,683,112
Charge for the period	101,095	857,330	958,425
Written back on disposal	(2,337)	(151,470)	(153,807)

At 30 June 2004	2,860,020	12,627,710	15,487,730
Provision for impairment losses:
At 1 January 2004	—	24,600	24,600
Charge for the period	—	34,345	34,345

At 30 June 2004	—	58,945	58,945

Net book value:
At 30 June 2004	3,120,566	13,161,531	16,282,097

At 31 December 2003 (audited)	3,210,756	13,821,960	17,032,716

10.	Fixed assets (continued)

(b)	The Company

	Land and buildings RMB’000	Plant, machinery, equipment and others RMB’000	Total RMB’000
Cost or valuation:
At 1 January 2004	4,842,238	23,064,046	27,906,284
Additions	—	109,798	109,798
Transferred from construction in progress (Note 12)	11,318	133,074	144,392
Disposals	(1,916)	(195,007)	(196,923)

At 30 June 2004	4,851,640	23,111,911	27,963,551
Accumulated depreciation:
At 1 January 2004	2,453,653	10,629,830	13,083,483
Charge for the period	82,830	759,961	842,791
Written back on disposal	(979)	(138,551)	(139,530)

At 30 June 2004	2,535,504	11,251,240	13,786,744
Provision for impairment losses:
At 1 January 2004	—	24,600	24,600
Charge for the period	—	34,345	34,345

At 30 June 2004	—	58,945	58,945

Net book value:
As at 30 June 2004	2,316,136	11,801,726	14,117,862

As at 31 December 2003 (audited)	2,388,585	12,409,616	14,798,201

All of the Group’s buildings are located in the PRC (including Hong Kong).

10.	Fixed assets (continued)

(c)	Due to change in market demand, the product specifications and economic efficiency of the production facility of POY cannot meet the market development. During the period ended 30 June 2004, the management of the Company has made a provision for impairment loss of RMB34,345,000 (year ended 31 December 2003: RMB24,600,000 for the production facility of tyre cord) for this production facility.

(d)	At 30 June 2004, the cost of the Group’s fully depreciated fixed assets was RMB4,872,640,442 (31 December 2003: RMB3,529,747,000).

(e)	At 30 June 2004, no fixed assets were pledged by the Group (31 December 2003: the net book value of fixed assets that were pledged by the Group were RMB414,342,000 ).

11.	Construction materials

	The Group		The Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Equipment and accessories	28,730	28,387	28,153	27,810

12.	Construction in progress

	The Group		The Company
	2004 RMB’000	2003 RMB’000 (audited)	2004 RMB’000	2003 RMB’000 (audited)
Balance at 1 January	374,780	890,051	351,480	847,121
Additions	684,074	1,054,538	651,456	1,016,631
of which:
Capitalised interest costs	—	3,502	—	3,502

	1,058,854	1,944,589	1,002,936	1,863,752
Transferred to fixed assets(Note 10)	(160,785)	(1,569,809)	(144,392)	(1,512,272)

Balance at 30 June / 31 December	898,069	374,780	858,544	351,480

12.	Construction in progress (continued)

At 30 June 2004, major projects of the Group are as follows:

Project	Budgeted amount RMB’000	At 1 January 2004 RMB’000	Addition RMB’000	At 30 June 2004 RMB’000	Stage of completion
Office building project	625,953	—	251,073	251,073	40%
150,000 tonne/annum polyester project	149,990	11,119	105,246	116,365	78%
No.1 atmosphere and vacuum distillation facility	387,600	—	30,531	30,531	8%

Interest capitalized for the period ended 30 June 2004 is as follows:

	The Group	The Company
	RMB’000	RMB’000
Balance at 1 January 2004	5,210	5,210
Transferred to fixed assets	(5,210)	(5,210)

Balance at 30 June 2004	—	—

13.	Intangible assets

	The Group and the Company
	2004 RMB’000	2003 RMB’000 (audited)
Cost:
At 1 January and at 30 June / 31 December	134,482	134,482
Accumulated amortisation:
At 1 January	98,619	85,171
Amortisation for the period / year	6,724	13,448

At 30 June / 31 December	105,343	98,619

Net book value:
At 30 June / 31 December	29,139	35,863

On 16 August 1996, the Company acquired the equity interest in Shanghai Jinyang Acrylic Fibre Plant (“Jinyang”) for consideration of RMB38,800,000 satisfied in cash. Equity investment difference of RMB134,482,000 on acquisition has been recognised in the financial statements . Such equity investment difference is amortised over 10 years which was the remaining economic useful life of the related plants of the subsidiary.

In 2002, Jinyang was deregistered and all its operations, assets and liabilities were transferred to the Company of carrying value. Accordingly, Jinyang has changed from a wholly owned subsidiary to a division of the Company. Since there was no investment in subsidiary after the deregistration of Jinyang, the unamortised amount of the equity investment difference at 31 December 2002 was transferred to intangible assets and amortised over its remaining useful life.

14.	Taxation

(a)	Taxation in the income statement represents:

	Six-month periods ended 30 June
	The Group		The Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Provision for PRC income tax for the period	284,909	100,524	256,251	84,423
Deferred taxation	(16,427)	(1,012)	(15,020)	(1,012)

	268,482	99,512	241,231	83,411
Tax refund	(10,262)	—	(10,262)	—

	258,220	99,512	230,969	83,411

The charge for PRC income tax is calculated at the rate of 15% (2003: 15%) on the estimated assessable profit of the period determined in accordance with relevant income tax rules and regulations. The Group did not carry out business in overseas and

Hong Kong and therefore no provision has been made for overseas and Hong Kong income tax.

The Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2004. It is possible that the Company’s tax rate will increase in the future.

Pursuant to the document “Cai Shui Zi(1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB10,262,000 (period ended 30 June 2003: RMB Nil) during the period relating to the purchase of equipment produced in the PRC for technological improvements.

14.	Taxation (continued)

(b)	Taxes payable in the balance sheets represents:

	The Group		The Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Income tax	71,405	76,565	57,290	72,658
VAT	146,270	102,080	142,037	97,878
Consumption tax	46,633	71,600	46,633	71,600
Business tax	1,959	2,815	222	346
Other taxes	14,625	25,272	13,239	22,745

	280,892	278,332	259,421	265,227

(c)	Deferred taxation

	The Group		The Company
	2004 RMB’000	2003 RMB’000 (audited)	2004 RMB’000	2003 RMB’000 (audited)
At 1 January	24,853	15,171	24,853	15,171
Deferred taxation arising from provision for inventories and bad debts	3,794	5,992	2,387	5,992
Provision for impairment losses and disposal losses of fixed assets	12,633	3,690	12,633	3,690

At 30 June / 31 December	41,280	24,853	39,873	24,853

There is no significant deferred tax liability not provided for in the financial statements.

15.	Short-term loans

The Group’s and Company’s short-term loans include:

	The Group		The Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Short-term bank loans	3,807,446	4,445,588	3,145,614	3,694,990
Short-term loans with related party (Note 29(g))	105,000	130,000	—	—

	3,912,446	4,575,588	3,145,614	3,694,990

At 30 June 2004, there were no secured loans. The Group’s secured loans of RMB75,000,000 at 31 December 2003 have been replaced by guaranteed loans during the period.

The weighted average interest rate of short-term loans of the Group at 30 June 2004 was 2.95% (31 December 2003: 2.74%)

As at 30 June 2004 and 31 December 2003, the Group and the Company had no significant overdue short-term loan.

Except for the balances disclosed in note 29(g), there is no amount due from major shareholders who held 5% or more shareholding included in the above balance.

16.	Trade creditors, bills payable, receipts in advance and other payables

There are no material trade creditors and other payables aged over 3 years.

There is no material receipts in advance aged over 1 year.

Bills payable are mainly bank bills issued for the purchase of material, merchandises and products, generally due in 3 to 6 months.

Except for the balances disclosed in Note 29(e), there is no amount due to shareholders who held 5% or more shareholding included in the balance of trade creditors, bills payable, receipts in advance and other payables.

16.	Trade creditors, bills payable, receipts in advance and other payables (continued)

Ageing analysis of trade creditors is as follows:

	The Group
	At 30 June 2004		At 31 December 2003 (audited)
By transaction date	Amount RMB’000	Proportion %	Amount RMB’000	Proportion %
Within 3 months	1,160,792	87.17	1,202,038	88.66
Between 3 and 6 months	143,643	10.79	87,934	6.48
Over 6 months	27,211	2.04	65,861	4.86

	1,331,646	100.00	1,355,833	100.00

	The Company
	At 30 June 2004		At 31 December 2003 (audited)
By transaction date	Amount RMB’000	Proportion %	Amount RMB’000	Proportion %
Within 3 months	993,996	98.58	1,031,910	99.07
Between 3 and 6 months	11,629	1.15	5,482	0.53
Over 6 months	2,716	0.27	4,195	0.40

	1,008,341	100.00	1,041,587	100.00

17.	Accured expenses

At 30 June 2004, the Group’s and the Company’s accrued expenses primarily represented accrued interest expenses and other production expenses.

18.	Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 June 2004, a final dividend of RMB0.08 per share totalling RMB576,000,000 (2002: RMB0.05 per share totalling RMB360,000,000) in respect of the year ended 31 December 2003 was approved. During the period ended 30 June 2004, dividend of RMB160,271,000 was paid to shareholders.

19.	Long-term loans and current portion of long-term loans

	The Group		The Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Between 1 and 2 years	2,027,578	1,802,573	1,884,898	1,664,673
Between 2 and 3 years	197,441	1,255,173	172,161	1,234,673
Between 3 and 5 years	72,750	93,102	22,190	27,602
After 5 years	90,058	56,000	15,000	15,000

	2,387,827	3,206,848	2,094,249	2,941,948
Current portion of long-term loans	1,824,873	999,141	1,675,016	755,815

	4,212,700	4,205,989	3,769,265	3,697,763

Long-term loans are analysed as follows:

					The Group		The Company
Repayment terms and last payment date	Interest type	Interest rate at 30 June 2004	Original currency ’000	Exchange rate at 30 June 2004	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Arranged by Central Treasury of the Company:
U.S. Dollar denominated:
Payable semi-annually through 2004 (Note(a))	Fixed	7.1%	1,088	8.2766	9,001	17,954	9,001	17,954
Payable semi-annually through 2008 (Note(a))	Fixed	1.50%	7,181	8.2766	59,436	71,621	59,436	71,621
Due in 2007	Floating	LIBOR+0.6%	19,001	8.2766	157,263	—	157,263	—
Japanese Yen denominated:
Payable semi-annually through 2004	Fixed	5.70%	111,961	0.0765	8,565	23,188	8,565	23,188
Renminbi denominated:
Due in 2004	Floating	5.22%-5.30%			450,000	700,000	450,000	700,000
Due in 2005	Floating	4.94%-5.58%			1,650,000	1,650,000	1,650,000	1,650,000
Due in 2006	Floating	4.94%-5.30%			1,420,000	1,220,000	1,420,000	1,220,000
Other loans due in 2004	—	lnterest free			15,000	15,000	15,000	15,000

19.	Long-term loans and current portion of long-term loans (continued)

Long-term loans are analysed as follows: (continued)

					The Group		The Company
Repayment terms and last payment date	Interest type	Interest rate at 30 June 2004	Original currency ’000	Exchange rate at 30 June 2004	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Arranged by subsidiaries:
U.S. Dollar denominated:
Payable semi-annually through 2004	Floating	1.70%	2,545	8.2766	21,067	42,135	—	—
Payable semi-annually through 2004	—	Interest free	2,520	8.2766	20,858	4,137	—	—
Payable semi-annually through 2004	Fixed	5.00%			—	20,017	—	—
Renminbi denominated:
Payable semi-annually through 2004	Floating	5.76%			34,000	68,100	—	—
Payable annually through 2004	—	Interest free			62,110	76,037	—	—
Payable annually through 2004	Floating	5.31%-5.85%			—	5,000	—	—
Payable annually from 2001 through 2005	—	Interest free			14,800	14,800	—	—
Payable annually through 2010	—	Interest free			143,500	143,500	—	—
Due in 2005 and after	Floating	4.94%-5.58%			134,500	134,500	—	—
Payable annually through 2011	—	Interest free			12,600	—	—	—

Total long-term loans outstanding					4,212,700	4,205,989	3,769,265	3,697,763
Less: Amounts due within one year					(1,824,873)	(999,141)	(1,675,016)	(755,815)

Amounts due after one year					2,387,827	3,206,848	2,094,249	2,941,948

Note: (a) Guaranteed by China Petrochemical Corporation.

Except for loans indicated as guaranteed, all loans are unsecured loans without guarantee.

20.	Other long-term liabilities

Deferred income

	The Group
	2004 RMB’000	2003 RMB’000 (audited)
Cost:
At 1 January and at 30 June / 31 December	115,177	115,177
Accumulated amortisation:
At 1 January	69,108	57,590
Amortisation for the period / year	5,759	11,518

At 30 June / 31 December	74,867	69,108

Net book value:
At 30 June / 31 December	40,310	46,069

In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB115,177,000 and was recorded as deferred income in the consolidated financial statements.

21.	Share capital

	The Group and the Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Registered capital:
4,870,000,000 A shares at par value of RMB 1 each	4,870,000	4,870,000
2,330,000,000 H shares at par value of RMB 1 each	2,330,000	2,330,000

	7,200,000	7,200,000

Issued and paid up capital
Shares not in trade:
4,150,000,000 A shares at par value of RMB 1 each of which:
Domestic legal persons owned shares	4,150,000	4,150,000

Total shares not in trade	4,150,000	4,150,000
Shares in trade:
720,000,000 A shares at par value of RMB 1 each 2,330,000,000 H shares at par value of RMB 1 each of which:
RMB ordinary A shares listed in the PRC	720,000	720,000
Foreign investment H shares listed overseas	2,330,000	2,330,000

Total shares in trade	3,050,000	3,050,000

Total share capital	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

Capital verifications of the issued and paid up capital were performed by KPMG Huazhen. Capital verification reports were issued on 27 October 1993, 10 June 1994,15 September 1996 and 20 March 1997 accordingly.

22.	Capital reserves

	The Group and the Company
	2004 RMB’000	2003 RMB’000 (audited)
Balance at 1 January and at 30 June / 31 December	2,856,278	2,856,278

Balance of capital reserves at 30 June 2004 and 31 December 2003 is represented by:

			The Group and the Company
	Note		At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)

Share premium			2,420,841	2,420,841
Safety fund	(a	)	4,180	4,180
Valuation surplus	(b	)	44,887	44,887
Government grants	(c	)	386,370	386,370

			2,856,278	2,856,278

(a)	The safety fund represents gifts or grants received from Sinopec for enhancement of production safety.

(b)	Valuation surplus represents the excess of fair value over the carrying value of assets given up in part exchange for investments.

(c)	Government grants represent grants received for the purchase of equipment used for technology improvements.

23.	Surplus reserves

			The Group and the Company
	Note		Statutory surplus reserve RMB’000	Statutory public welfare fund RMB’000	General surplus reserve RMB’000	Discretionary surplus reserve RMB’000	Total RMB’000
Balance at 1 January 2003			922,108	840,019	82,089	1,280,514	3,124,730
Appropriation of net profit	(a	)	138,556	138,556	—	—	277,112

Balance at 1 January and 30 June 2004			1,060,664	978,575	82,089	1,280,514	3,401,842

(a)	Pursuant to resolution of the Board, the Company transfer the following proportion of net profit to the surplus reserve for the year ended 31 December 2003:

(i) Statutory surplus reserve	10%

(ii) Statutory public welfare fund	10%

24.	Income from principal operations

The Group’s principal activity is the processing of crude oil into petrochemical products for sale. The Group’s income from principal activity and cost of sales represent income received and cost incurred in relation to above activity. The Group’s segment information is set out in Note 34.

Income from principal operations represents the invoiced value of goods sold to customers, net of VAT.

For the period ended 30 June 2004, total sales to top five customers are shown below:

	2004	2003
Amount (RMB’000)	4,574,267	5,126,300
Percentage of total sales	25.73	36.26%

25.	Business taxes and surcharges

	Six-month periods ended 30 June
	The Group		The Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Consumption tax	249,422	199,624	249,422	199,624
City construction tax	69,562	46,697	66,840	43,191
Education surcharge and others	31,269	28,191	28,645	18,510

Total	350,253	274,512	344,907	261,325

The charge for consumption tax is calculated at RMB277.6 per tonne and RMB117.6 per tonne on the sales of gasoline and diesel respectively in accordance with relevant tax rules and regulations. The charges for city construction tax and education surcharge are based on 7% and 3% respectively of the VAT, consumption tax and business tax paid during the period.

26.	Financial expenses

	Six-month periods ended 30 June
	The Group		The Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Interest expenses	185,842	223,190	155,253	205,909
Less: Interest income	(20,160)	(12,995)	(15,427)	(8,657)
Exchange loss	3,670	2,480	3,301	2,368
Less: Exchange gain	(9)	(4,623)	—	(3,958)
Others	2,152	1,289	1,091	312

Total	171,495	209,341	144,218	195,974

27.	Investment income/(losses)

	Six-month periods ended 30 June
	The Group		The Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Cost method	13,965	13,113	11,292	6,086
Share of profit of subsidiaries	—	—	120,946	21,609
Share of losses of associates	(3,737)	(12,487)	—	—
Amortisation of equity investment differences	5,425	5,425	5,425	5,425
Loss on disposal of subsidiary	—	(7,229)	—	—

Total	15,653	(1,178)	137,663	33,120

28.	Non-operating expenses

	Six-month periods ended 30 June
	The Group		The Company
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000
Employee reduction expenses	86,713	—	86,713	—
Loss on disposal of fixed assets	47,416	2,529	45,372	3,100
Provision for impairment losses on fixed assets	34,345	—	34,345	—
Service fee	16,000	10,000	16,000	10,000
Donations	389	5,650	369	5,650
Other expenses	2,597	4,244	1,949	2,413

Total	187,460	22,423	184,748	21,163

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB86,713,000 (period ended 30 June 2003: RMB Nil) during the six-month periods ended 30 June, in respect of the voluntary resignation of approximately 1,100 employees.

29.	Related parties and related party transactions

(a)	Company having the ability to exercise significant influence over the Group

Name of company	:	China Petroleum & Chemical Corporation (“Sinopec Corp”)

Registered address	:	No.6, Hui Xin Dong Jie Jia, Chao Yang Qu, Beijing

Scope of operations	:	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petro-chemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

Relationship with the Company	:	The immediate parent company

Economic nature	:	Joint stock limited company

Authorised representative	:	Chen Tonghai

Registered capital	:	RMB86.7billion

The above registered capital has not been changed during the six-month period ended 30 June 2004.

As at 30 June 2004, Sinopec Corp held 4 billion shares of the Company. There are no changes during the reporting period.

(b)	Companies not having the direct ability to exercise significant influence over the Group

Relationships with the Company
China Petrochemical Corporation	The ultimate parent company

Sinopec Finance Company Limited	Subsidiary of the ultimate parent company

Sinopec Zhenhai Refining and Chemical Company Limited	Subsidiary of the immediate parent company

Sinopec Huadong Sales Company	Subsidiary of the immediate parent company

Xuzhou Pipeline Storage and Transportation Branch	Branch of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

Sinopec Acrylic Fibre Sales Branch	Branch of the immediate parent company

29.	Related parties and related party transactions (continued)

(c)	Most of the transactions undertaken by the Group during the reporting period have been effected with such counterparties and on such terms as have been determined by Sinopec Corp and other relevant authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the reporting period, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Purchases of crude oil	8,871,835	7,845,725

(d)	Other transactions between the Group and the other related parties during the period were as follows:

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Sales of products and service fee income	7,302,057	4,872,132
Purchases other than crude oil	426,961	315,820
Insurance expenses	46,131	44,821
Net decrease in deposits in related party	29,980	165,562
Interest received and receivable	1,231	653
New loans obtained from related party	25,000	25,000
Loans repaid to related party	50,000	50,000
Interest paid and payable	3,330	3,472
Transportation costs	2,366	5,624
Construction and installation fees	68,580	153,006

The sales and purchases transactions between the Group and the other related parties as disclosed in note (b) accounted for approximately 90% of the transactions of the similar nature.

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

29.	Related parties and related party transactions (continued)

(e)	The Group’s balances with related parties are as follow:

	Immediate Parent Company		Other related parties
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Bills receivable	382,663	118,628	—	—
Trade debtors	26,510	9,197	178,376	116,194
Other receivables	104,526	104,010	63,550	60,908
Advance payments	65,713	9,594	27,967	60,819
Bills payable	6,754	27,110	—	—
Trade creditors	193,577	98,503	481,924	490 180
Other payables	75,284	—	18,970	50,097
Receipts in advance	1,091	10,324	13,971	86,558

(f)	Deposits in related party

	The Group		The Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Cash at bank and in hand	233,874	263,854	230,880	260,617

(g)	Loans with related party

	The Group		The Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Short-term loans	105,000	130,000	—	—

30.	Retirement schemes

As stipulated by the relevant regulations, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document “Lao Bu Fa (1995) No.464” dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings account according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the plan and increased the amount of contributions. During the six-month period ended 30 June 2004, the Company’s contribution to this plan amounted to RMB21,230,000 (period ended 30 June 2003: RMB17,622,000).

31.	Capital commitments

Capital commitments outstanding at 30 June 2004 and 31 December 2003 are as follows:

	The Group and the Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000
Property, plant and equipment
Contracted but not provided for	931,533	119,990
Authorised by the Board but not contracted for	1,508,240	2,094,840

	2,439,773	2,214,830
Investment
Contracted but not provided for	573,180	858,706
Authorised by the Board but not contracted for	350,000	—

	923,180	858,706
Total	3,362,953	3,073,536

At 30 June 2004, the Group and the Company do not have significant operating lease commitments.

32.	Contingent liabilities

Contingent liabilities of the Group and the Company are as follows:

	The Group		The Company
	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)	At 30 June 2004 RMB’000	At 31 December 2003 RMB’000 (audited)
Guarantees issued to banks in favour of:
-subsidiaries	—	—	1,223,274	1,114,408
-associates	40,000	54,600	40,000	54,600
-other unlisted investment companies	68,476	74,498	32,800	32,800

	108,476	129,098	1,296,074	1,201,808

Guarantees issued to banks in favour of subsidiaries are given to the extent of the Company’s respective equity interest in these entities.

Guarantees issued to banks in favour of associates and other unlisted investment companies are given to the extent of the Group’s and the Company’s respective equity interest in these entities.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognised any such losses under guarantees when those losses are estimable. At 30 June 2004, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s and the Company’s obligation under these guarantee arrangements.

33.	Events after the balance sheet date

To the date of this report, the Group has no significant events after the balance sheet date that need to be disclosed.

34.	Segment reporting

Segment information is presented in respect of the Group’s business segments, the format of which is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group policy.

34.	Segment reporting (continued)

The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group’s products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester and acrylic fibres primarily used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iv)	The Group’s petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(v)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

34.	Segment reporting (continued)

Income from principal operations

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Synthetic fibres
External sales	2,417,891	1,904,874
Intersegment sales	34	478

Sub-total	2,417,925	1,905,352
Resins and plastics
External sales	5,442,159	4,158,411
Intersegment sales	15,047	14,028

Sub-total	5,457,206	4,172,439
Intermediate petrochemicals
External sales	2,290,996	1,950,095
Intersegment sales	5,065,567	3,847,506

Sub-total	7,356,563	5,797,601
Petroleum products
External sales	6,201,821	5,240,592
Intersegment sales	447,452	377,199

Sub-total	6,649,273	5,617,791
All others
External sales	1,425,270	885,098
Intersegment sales	1,851,705	1,709,274

Sub-total	3,276,975	2,594,372
Elimination of intersegment sales	(7,379,805)	(5,948,485)

Total	17,778,137	14,139,070

34.	Segment reporting (continued)

Cost of principal operations

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Synthetic fibres	2,193,799	1,873,545
Resins and plastics	4,342,349	3,734,904
Intermediate petrochemicals	1,582,029	1,443,280
Petroleum products	5,174,371	4,587,525
All others	1,286,869	754,698

Total	14,579,417	12,393,952

Profit from principal operations

	Six-month periods ended 30 June
	2004 RMB’000	2003 RMB’000
Synthetic fibres	212,614	23,008
Resins and plastics	1,070,297	405,486
Intermediate petrochemicals	690,379	496,535
Petroleum products	740,622	428,353
All others	134,555	117,224

Total	2,848,467	1,470,606

35.	Net profit before non–recurring items

In accordance with “Standard questions and answers on the preparation of information disclosures by companies publicly issuing securities, No.1-Non-recurring items” (2004 Revised), the Group’s net profit excluding non-recurring items is set out as below:

Six-month period ended 30 June 2004 RMB’000
Net profit	1,531,200
Items under non-recurring items
Add: Non-operating expenses excluding provision for impairment losses on fixed assets	153,115
Less: Non-operating income	(15,092)
Written back of provision for impairment losses in previous years	(2,659)
Tax effect	(20,703)

Total of non-recurring items	114,661

Net profit excluding non-recurring items	1,645,861

C.	Differences between Financial Statements prepared under PRC Accounting Rules and Regulations and Financial Report prepared under IFRS

The below figures are extracted from the interim financial statements prepared in accordance with PRC Accounting Rules and Regulations and the interim financial report prepared under IFRS, both of which have not been audited.

The Company also prepares a set of interim financial statements which comply with PRC Accounting Rules and Regulations. A reconciliation of the Group’s net profit and shareholders’ equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

Other than the differences in classification of certain financial reports assertions and the accounting treatment of the items described below, there are no significant differences between the Group’s financial statements prepared in accordance with PRC Accounting Rules and Regulations and the interim financial report prepared in accordance with IFRS. The major differences are:

(i)	Capitalisation of general borrowing costs

Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii)	Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii)	Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v)	Pre-operating expenditure

Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

C.	Differences between Financial Statements prepared under PRC Accounting Rules and Regulations and Financial Report prepared under IFRS (continued)

Effects on the Group’s net profit and shareholders’ equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

			Six-month periods ended 30 June
	Note		2004 RMB’000	2003 RMB’000
Net profit under PRC Accounting Rules and Regulations			1,531,200	471,680
Adjustments:
Capitalisation of borrowing costs, net of depreciation effect	(i)		(2,386)	5,613
Reduced depreciation on government grants	(iii)		13,380	13,379
Amortisation of revaluation of land use rights	(iv)		1,749	1,749
Write off of pre-operating expenditure	(v)		(23,314)	(7,258)
Tax effect of the above adjustments			96	(1,104)

Profit attributable to shareholders under IFRS			1,520,725	484,059

	Note		At 30 June 2004 RMB’000	At 31 December 2003 RMB’000
Shareholders’ equity under PRC Accounting Rules and Regulations			16,462,216	15,507,016
Adjustments:
Capitalisation of borrowing costs	(i	)	61,922	64,308
Valuation surplus	(ii	)	(44,887)	(44,887)
Government grants	(iii	)	(330,819)	(344,199)
Revaluation of land use rights	(iv	)	(134,610)	(136,359)
Write off of pre-operating expenditure	(v	)	(58,114)	(34,800)
Tax effect of the above adjustments			10,903	10,807

Shareholders’ equity under IFRS			15,966,611	15,021,886

D.	Supplementary Information for North American Shareholders

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements. Such information has not been subject to independent audit or review.

Notes:

(a)	Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2003 and 2004, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In the periods ended 30 June 2003 and 2004, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

(b)	Capitalisation of property, plant and equipment

In the periods prior of those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. Accordingly, the U.S. GAAP adjustments for the periods ended 30 June 2003 and 2004 represent the amortisation effect of such originating adjustments described above.

(c)	Revaluation of property, plant and equipment

In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the periods ended 30 June 2003 and 2004 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

(d)	Capitalised interest on investment in associates

Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

D.	Supplementary Information for North American Shareholders (continued)

Notes (continued):

(e)	Goodwill and negative goodwill amortisation

Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill is reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

(f)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders under U.S. GAAP of RMB1,602,140,000 (period ended 30 June 2003: RMB562,985,000) and the number of shares in issue during the period of 7,200,000,000 (period ended 30 June 2003: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g)	United States dollar equivalents

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000 = RMB8.2766 being the average of the buying and selling rates quoted by the People’s Bank of China on 30 June 2004. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

D.	Supplementary Information for North American Shareholders (continued)

The effect on the net profit of significant differences between IFRS and U.S. GAAP is as follows:

			Six-month periods ended 30 June
	Note		2004 US$’000		2004 RMB’000	2003 RMB’000
Profit attributable to shareholders under IFRS				183,738	1,520,725	484,059
U.S. GAAP adjustments:
Foreign exchange gains and losses	(a	)		299	2,473	18,527
Capitalisation of property, plant and equipment	(b	)		1,311	10,852	10,852
Depreciation charge on revalued property, plant and equipment	(c	)		7,853	64,997	64,997
Capitalised interest on investment in associates	(d	)		1,214	10,049	5,511
Goodwill and negative goodwill amortisation	(e	)		761	6,300	(5,978)
Tax effect of the above adjustments				(1,602)	(13,256)	(14,983)

Net profit under U.S. GAAP				193,574	1,602,140	562,985

Basic earnings per share under U.S. GAAP	(f	)	US$	0.027	RMB 0.223	RMB0.078

Basic earnings per ADS under U.S. GAAP	(f	)	US$	2.689	RMB 22.252	RMB7.819

The effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

			At 30 June			At 31 December 2003 RMB’000
	Note		2004 US$’000		2004 RMB’000
Shareholders’ equity under IFRS				1,929,127	15,966,611	15,021,886
U.S. GAAP adjustments:
Foreign exchange gains and losses	(a	)		—	—	(2,473)
Capitalisation of property, plant and equipment	(b	)		(1,311)	(10,855)	(21,707)
Revaluation of property, plant and equipment	(c	)		(15,528)	(128,519)	(193,516)
Capitalised interest on investment in associates	(d	)		7,540	62,408	52,359
Goodwill and negative goodwill	(e	)		4,421	36,594	30,294
Tax effect of the above adjustments				1,395	11,545	24,801

Shareholders’ equity under U.S. GAAP				1,925,644	15,937,784	14,911,644

CORPORATE INFORMATION

1.	Name of the Company (in Chinese):

Short Name (in Chinese):

	Name of the Company (in English):			Sinopec Shanghai Petrochemical Company Limited

	Short Name (In English):			SPC

2.	Stock Exchange Listings, Stock Name and Stock Code

	Types of Shares	Place of Listing	Stock Abbreviation	Stock Code
	A Shares	Shanghai		600688

	H Shares	Hong Kong		338

	ADR	New York	SHI

3.	Registered Office:			48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China

	General Office:			48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China

	Postal Code:			200540

	Company Website:			http://www.spc.com.cn

	Email Address:			spc@spc.com.cn

4.	Authorised Representative:			Lu Yiping

5.	Company Secretary:			Zhang Jingming

	Telephone:			(8621)5794 3143

	Fax:			(8621)5794 0050

	Email Address:			zhangjm@spc.com.cn

	Securities representative to the Board of Directors:		Tang Weizhong

	Telephone:			(8621)5794 3143

	Fax:			(8621)5794 0050

	E-mail:			tom@spc.com.cn

6.	Newspapers for announcements:

Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Commercial Daily. (In case of any discrepancy between the Chinese and the English versions, the Chinese version should prevail.)

	Website for the Company’s Annual Report:			http://www.sse.com.cn

	Place for Access to the Company’s Annual Report:			Secretary Office to the Board of Directors

7.	Date of the Company’s Initial Registration:			29 June 1993

	Initial Registered Office:			Jinshanwei, Jinshan District, Shanghai, People’s Republic of China

Date of Change of the Company’s

	Name and Legal Address:			12 October 2000

	Change of Legal Address:			48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China

	SAIC Registration Number:			3100001002263

	Tax Registration Number:			310043132212291